________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                            SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              PITTWAY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              PITTWAY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                COMMON STOCK OF THE PAR VALUE OF $1.00 PER SHARE
               CLASS A STOCK OF THE PAR VALUE OF $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  725790 10 9
                                  725790 20 8
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                            ------------------------

                                  KING HARRIS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       200 SOUTH WACKER DRIVE, SUITE 700
                          CHICAGO, ILLINOIS 60606-5802
                                 (312) 831-1070
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                              BRIAN D. HOGAN, ESQ.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312)861-2000

________________________________________________________________________________

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Pittway Corporation, a Delaware corporation (the 'Company'). The address of the principal executive offices of the Company is 200 South Wacker Drive, Suite 700, Chicago, Illinois 60606-5802. The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this 'Schedule 14D-9' or 'Statement') relates are the Common Stock of the par value of $1.00 per share of the Company (the 'Common Stock') and the Class A Stock of the par value of $1.00 per share of the Company (the 'Class A Stock,' and together with the Common Stock, the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the cash tender offer (the 'Offer') described in the Tender Offer Statement on Schedule 14D-1, dated December 23, 1999 (as amended or supplemented, the 'Schedule 14D-1'), filed by Honeywell International Inc., a Delaware corporation ('Parent'), and HII-2 Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the 'Purchaser'), with the Securities and Exchange Commission (the 'SEC'), to purchase all of the issued and outstanding Shares at $45.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the 'Offer Consideration'), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 23, 1999 (the 'Offer to Purchase') and in the related Letter of Transmittal (the Schedule 14D-1, the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, constitute the 'Offer Documents').

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of December 20, 1999 (the 'Merger Agreement'), by and among the Company, Parent and the Purchaser. Pursuant to the Merger Agreement, following completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, the Purchaser will be merged with and into the Company (the 'Merger') and the Company will become a wholly-owned subsidiary of Parent (the 'Surviving Corporation'). At the effective time of the Merger (the 'Effective Time'), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or the Purchaser or any other wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock, and Shares held by any stockholders of the Company who have properly perfected their appraisal rights under Delaware law) will be converted into the right to receive the Offer Consideration without interest thereon. The Merger Agreement is summarized in Item 3(b)(ii) of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and the Purchaser are located at 101 Columbia Road, Morris Township, New Jersey 07962.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) NAME AND ADDRESS OF THE COMPANY.

     The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  (b)(i) ARRANGEMENTS WITH THE COMPANY'S EXECUTIVE OFFICES, DIRECTORS OR AFFILIATES.

     Certain contracts, agreements, arrangements or undertakings between the Company and its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated April 5, 1999, relating to its annual meeting of stockholders (the 'Proxy Statement') under the headings 'Security Ownership of Certain Beneficial Owners and Management,' 'Compensation,' and 'Compensation Committee Report on Executive Compensation.' A copy of the applicable portions of the Proxy Statement has been filed as Exhibit
99.29 to this Schedule 14D-9 and such portions of the Proxy Statement are incorporated herein by reference. Additional information relating to such contracts, agreements, arrangements or undertakings is set forth in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the

'Exchange Act') and Rule 14f-1 thereunder (the 'Information Statement') attached hereto as Schedule I.

     In connection with the Merger Agreement, the Harris Family Stockholders, who beneficially own an aggregate of approximately 52.9% of the outstanding Common Stock and 18.4% of the outstanding Class A Stock, have entered into the Stockholders Agreement (see 'Stockholders Agreement' in Item 3(b)(ii) below) and have also agreed to contribute funds to the Company to fund a portion of certain bonuses for designated Company employees (see 'Merger Agreement -- Certain Employment Arrangements' in item 3(b)(ii) below).

     Pursuant to the Merger Agreement, Parent has agreed to indemnify Company stockholders of record at the close of business on July 31, 1998 against certain tax liabilities. See 'Merger Agreement -- Certain Tax Indemnification' in
Item 3(b)(ii) below. Substantially all of the Harris Family Stockholders and current directors and executive officers of the Company were Company stockholders of record at such time.

     William Blair & Company, L.L.C., of which E. David Coolidge III, a director of the Company, is the chief executive officer, has served as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement and has received, and may hereafter receive, fees in connection therewith. See Item 5 below.

     Pursuant to the Merger Agreement, Parent has agreed to cause the Company or any successor to indemnify, defend and hold harmless the present and former directors, officers and employees of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law and, subject to certain limitations, to maintain the Company's existing officers' and directors' liability insurance or substantially similar insurance. See 'Merger Agreement -- Indemnification and Insurance' in Item 3(b)(ii) below.

     Pursuant to the Merger Agreement, certain Parent options are to be granted, and certain bonuses are to become or potentially become payable, to employees of the Company (including Messrs. Guthart and Conforti and the employees of the Company identified as 'significant employees' in the Information Statement under the heading 'Executive Officers and the Significant Employees of the Company' (the 'Significant Employees')). See 'Merger Agreement -- Certain Employee Arrangements' in Item 3(b)(ii) below.

     Pursuant to the Merger Agreement, the existing employment relationships between the Company and King Harris, Paul R. Gauvreau and Edward J. Schwartz are being revised, contingent upon the occurrence of the Share Purchase Date. See 'Merger Agreement -- Certain Employee Arrangements' in Item 3(b)(ii) below. In addition, such existing employment agreements, the existing employment agreement between the Company and Leo A. Guthart and the existing employment agreements with the Significant Employees will be amended effective at the Share Purchase Date in two respects: (i) to eliminate a provision permitting the employer to make adjustments to the employee's duties, responsibility and authority, and compensation, in the event there is a significant reduction in the level of the business to which his duties thereunder relate or if all or a significant part of such business is disposed of; and (ii) to include a reduction in yearly total compensation opportunity offered for reasonable performance as an event constituting a basis on which the employee is permitted to terminate his employment and continue to be paid for the remainder of the then scheduled employment term the salary that would have been paid but for such termination. See 'Merger Agreement -- Certain Employee Arrangements' in Item 3(b)(ii) below.

     Pursuant to the Merger Agreement, promptly following the commencement of the Offer each holder of an outstanding Company option, performance shares award or bonus shares award will be given the opportunity to surrender a portion thereof, effective immediately following the Share Purchase Date, in return for a cash payment. See 'Merger Agreement -- Outstanding Options and Other Awards' in Item 3(b)(ii) below. Such portions would otherwise have been payable in Class A Stock as they became exercisable or payable over time. The following Company directors and executive officers and members of the Harris Family have options or awards affected by such opportunity, as follows:

NAME                                                          CASH PAYMENT(1)
----                                                          ---------------
King Harris.................................................    $15,802,676
William W. Harris...........................................        291,456
Eugene L. Barnett...........................................        291,456
Robert L. Barrows...........................................         52,481
Fred Conforti...............................................     10,522,048
E. David Coolidge III.......................................        291,456
Anthony Downs...............................................        145,728
Leo A. Guthart..............................................      9,512,557
Jerome Kahn, Jr.............................................         74,411
John W. McCarter, Jr........................................         95,700
Paul R. Gauvreau............................................      2,579,841
Edward J. Schwartz..........................................      2,385,365
Philip V. McCanna...........................................        733,331
James F. Vondrak............................................        760,089
William J. Friend...........................................         43,701

------------

(1) Assuming acceptance of the opportunity and no change in the Offer Price.

     Pursuant to the Merger Agreement, each holder of an outstanding Company stock appreciation right will be permitted to exercise such right at any time. See 'Merger Agreement -- Outstanding Options and Other Awards' in Item 3(b)(ii) below. Such rights would already have been fully exercisable in February, 2000; the Company believes the benefit of this change is immaterial.

     In connection with the Company's entering into the Merger Agreement, the Compensation Committee of the Board of Directors of the Company has amended the outstanding Company bonus shares awards and performance shares awards held by the Significant Employees to accelerate into 1999 payments of portions thereof not otherwise then payable, and has amended the outstanding Company options held by the Significant Employees to permit exercise in 1999 of portions thereof not otherwise then exercisable and to permit payment of the exercise price for such portions with unsecured promissory notes rather than cash. Any such note would be in the amount of the sum of the exercise price plus withholding taxes applicable to all affected portions, would be due in six months and would bear interest at a prime rate in effect from time to time. The maximum aggregate affected portions would relate to 510,109 shares of Class A Stock and the maximum aggregate amount of the promissory notes would be approximately $11,700,000.

     Article Sixth, Section 2, of the Company's Certificate of Incorporation, as amended, provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of the fact that he or she (i) is or was a director, officer, employee or agent of the Company or (ii) is or was serving, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Company to the fullest extent permitted by law, against all expenses (including attorneys' fees), judgments, fines and amounts paid or to be paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

     The Company maintains a liability insurance policy which, subject to various exclusions and deductibles and subject to annual review and certain rights of the insurer to terminate, covers its directors and officers (and the Company's indemnification obligations to them) to an aggregate maximum of $25 million of coverage against claims made during the policy period relating to certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

      (ii) ARRANGEMENTS WITH HONEYWELL INTERNATIONAL INC., ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed with the SEC as Exhibit 99.1 to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the definitions assigned to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver (other than the waiver of the Minimum Condition) of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not (and Parent shall cause the Purchaser not to):

      decrease the Offer Consideration or decrease the number of Shares sought pursuant to the Offer;

      extend the expiration date of the Offer beyond the initial Expiration Date of the Offer, except:

        that if, immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares of each class tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares of each class, the Purchaser may extend the Offer for one or more periods not to exceed seven business days in the aggregate, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date of the Offer; and

        that if any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the Expiration Date of the Offer for one or more periods;

      amend or waive the Minimum Condition; or

      amend any term or other condition of the Offer;

provided, however, that, except as set forth above and subject to applicable legal requirements, the Purchaser may waive any condition to the Offer other than the Minimum Condition in its sole discretion and; provided, further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

     The Merger. Pursuant to the Merger Agreement and the Delaware General Corporations Law (the 'DGCL'), as soon as practicable, but not later than the second business day, after the consummation of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger, and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser shall be merged with and into the Company and the Company will be the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law:

      the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger;

      no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger; provided, that Parent shall employ its commercially reasonable best efforts to oppose, contest and resolve such order or injunction;

      Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; and any other material governmental approvals required to be obtained prior to the consummation of the Merger shall have been obtained; provided, that Parent shall employ its commercially reasonable best efforts to obtain any such required approvals.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive the Offer Consideration (the 'Merger Consideration') and (ii) each issued and outstanding share of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that prior to the Share Purchase Date, the Company will have taken all action as may be necessary so that effective immediately after the Share Purchase Date, the size of the Board of Directors of the Company (the 'Board') will be reduced to eight, all directors, other than two of the directors (as will be designated by the Board) will resign and six persons designated by Parent will be elected to fill the vacancies so created. Following the Share Purchase Date and prior to the Effective Time, the Board will have at least two directors who are directors on the date of the Merger Agreement and who are not employed by the Company (the 'Independent Directors'). The Company's obligation to appoint the Purchaser's designees to the Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In addition, after the Share Purchase Date and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to amend or terminate the Merger Agreement by the Company,

      exercise or waive any of the Company's rights, benefits or remedies thereunder, or take any other action by the Company Board under or in connection with the Merger Agreement;

provided, that, if after the Share Purchase Date and prior to the Effective Time, one of the Independent Directors does not continue to serve for any reason whatsoever, the other Independent Director will be entitled to designate a person to fill the vacancy who will be deemed to be one of the Independent Directors. If after the Share Purchase Date and prior to the Effective Time there is no Independent Director for any reason, the other directors, pursuant to the Company's Certificate of Incorporation and the Company's Bylaws, will designate two persons to fill the vacancies who will not be stockholders, affiliates or associates of Parent or the Purchaser and they will be deemed to be Independent Directors. Following the Share Purchase Date and prior to the Effective Time, neither Parent nor Purchaser will take any action to cause any Independent Director to be removed other than for cause.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the 'Special Meeting') as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement (the 'Proxy Statement') relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires a number of Shares constituting at least two-thirds of the outstanding votes that may be cast by the holders of Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

Parent has agreed that it will vote, or cause to be voted, all of the Shares owned by it, the Purchaser or any of its other subsidiaries and affiliates immediately following the Share Purchase Date in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares of each class, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent, and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

     Outstanding Options and Other Awards. Pursuant to the Merger Agreement, Promptly following commencement of the Offer:

      each holder of an outstanding option under the Company's 1990 Stock Awards Plan, 1996 Director Stock Option Plan or 1998 Director Stock Option Plan (each an 'Option') will be given the opportunity to surrender to the Company, effective immediately following the Share Purchase Date, the portion of the Option which is then vested or which would become vested on or prior to December 31, 2000 (the 'Vested Option Portion') in return for a cash payment by the Company equal to the product of the Offer Price minus the exercise price per Share of the Vested Option Portion of such Option and the number of Shares covered by the Vested Option Portion of the Option.

      each holder of a performance shares award then outstanding under the Company's 1990 Stock Awards Plan (each a 'Performance Shares Award') will be given the opportunity to surrender to the Company, effective immediately following the Share Purchase Date, the portion of the Performance Shares Award which is then vested or which would vest by its terms on or prior to December 31, 2000 (the 'Vested Performance Shares Award Portion') in return for a cash payment by the Company, immediately following the Share Purchase Date, equal to the product of the Offer Consideration and

           the number of shares covered by the Vested Performance Shares Award Portion of such Performance Shares Award each holder of a bonus shares award then outstanding under the Company's 1990 Stock Awards Plan (each a 'Bonus Shares Award') may surrender to the Company, effective immediately following the Share Purchase Date, the Bonus Shares Award in return for the cash payment by the Company, immediately following the Share Purchase Date, of an amount equal to the product of the Offer Consideration and

           the number of shares covered by such Bonus Shares Award; and

      each holder of a stock appreciation right then outstanding under the Company's 1990 Stock Awards Plan (each a 'SAR') may exercise the SAR at any time.

     All of the above payments will be made net of applicable withholding taxes.

     Any portion of any Option, Performance Shares Award, Bonus Shares Award or SAR that is outstanding at the Share Purchase Date and has not been surrendered for cash payment as described above will continue in accordance with its terms, except that pursuant to action taken prior to the date of the Merger Agreement by the Board or the Compensation Committee of the Board, as applicable, each such portion shall immediately vest and be exercisable or payable in full in the event of termination of employment by the employer at or after the Share Purchase Date without cause, death or disability and from and after the Effective Time each such portion that is outstanding at the Effective Time will represent the right to acquire, in lieu of each share of Class A Stock that could be acquired immediately prior to the Effective Time upon exercise or payment, cash in the amount of the Offer Price.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or agreed to by Parent (which agreement cannot be unreasonably withheld), prior to the time the directors designated by the Purchaser constitute a majority of the Board (the 'Board Appointment Date'), the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its commercially reasonable best efforts and shall cooperate with Parent to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and the Company will not, directly or indirectly,

              except (x) upon exercise or payment of stock options or other awards outstanding under the Company Stock Plans or (y) pursuant to outstanding obligations to the former stockholders of Alarm Suppliers, Inc., sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitment or rights of any kind to acquire, any shares of capital stock of any class of the Company or any of its subsidiaries;

              amend its Certificate of Incorporation or Bylaws or similar organizational documents; or

              split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the subsidiaries of the Company; and

           neither the Company nor any of its subsidiaries shall

           declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid by subsidiaries of the Company to the Company or any of its subsidiaries in the ordinary course of business consistent with past practice; provided, that the Company may declare and pay its regular quarterly cash dividends not to exceed $.0217 per share of Common Stock and $.03 per share of Class A Stock;

           transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice;

           redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

           except as required by any collective bargaining agreement, grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its officers or employees except that the Company and its subsidiaries may grant base salary increases consistent with past practice for employees normally occurring at or after the 1999 year end for year 2000 in amounts not to exceed five percent in the aggregate (except for salaries paid to managers of businesses acquired by the Company after October 1, 1998, which will be determined in a manner consistent with the Company's past practice with respect to salaries paid to managers of acquired companies); provided that any increases in the base salaries payable to the Company's top ten most highly compensated executives must be consistent with past practice for such executives (unless agreed to, on a case by case basis, by Parent) and, in any event, the increases may not exceed ten percent of base salary for each executive and

                 in the aggregate for all executives;

           adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; provided, that the Company may pay cash bonuses to any or all of its managers covering 1999 performance so long as the amount of each such bonus is consistent with past practice (unless agreed to, on a case by case basis, by Parent) and the aggregate amount of such bonuses (excluding the bonuses payable under previously agreed to formulas so long as the amounts paid are per such existing formulas) do not exceed by twenty percent (20%) the aggregate amount of the bonuses paid to such managers for 1998 performance, except for bonuses paid to managers of businesses acquired by the Company after October 1, 1998, in which case such bonuses will be consistent with the Company's past practice with respect to bonus policies for acquired businesses; and; provided, further, that the Company may, before the completion of the Offer modify the termination for 'Good Reason' provision in executive employment contracts such that 'Good Reason' would include a reduction in yearly total compensation opportunity offered to a given executive for reasonable performance, and eliminate the 'Adjustments' clause in each of such executive employment agreements;

           enter into any new employment or severance agreement with or grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; provided, that employment agreements with additional executives may be entered into upon agreement of Parent and the Company, permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

           enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practices;

           enter into any contract or transaction relating to the lending of any material amount of money to, or the purchase of any stock of, or other equity interest in, or material amount of assets of, any corporation or other entity, or enter into any joint venture or partnership (collectively, 'Investments'), other than those Investments in progress on the date of the Merger Agreement;

           make any capital expenditures which are significantly in excess of the amounts set forth in the budgets previously shown to Parent in writing;

           change any of the accounting methods used by it unless required by generally accepted accounting principles ('GAAP'), or, except in the ordinary course consistent with past practice make any material tax election except in the ordinary course of business consistent with past practice, change any material tax election already made, adopt any material tax accounting method except in the ordinary course of business consistent with past practice, change any material tax accounting method unless required by GAAP, or, except in the ordinary course consistent with past practice, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; or

           take any action with the intent of causing any of the conditions to the Parent set forth in this Item under the heading 'Conditions to the Offer' to not be satisfied.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an 'Acquisition Proposal'), except that the Company and the Board are not prohibited from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described below, withdraw or modify its approval or recommendation of the Offer or the Merger or enter into any agreement with respect to any Acquisition Proposal.

      prior to the Share Purchase Date, furnishing information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group or participating in discussions and negotiations with such entity or group if such person has on an unsolicited basis submitted to the Company an Acquisition Proposal believed by the Board in good faith to be bona fide, or an expression of interest believed by the Board in good faith to be bona fide indicating such person's desire to pursue the possibility of making an Acquisition Proposal on terms financially superior to the Offer and the Merger (an 'Indication of Interest')

           and, in either such case, the Board determines in good faith after consulting with its financial advisors, that such person has the financial capability to consummate such Acquisition Proposal or, in the case of an Indication of Interest, a transaction on terms financially superior to the Offer and Merger, and after receipt of advice from outside legal counsel to the Company, that such action by the Company is appropriate in furtherance of the best interests of the Company's stockholders, and such person has signed a confidentiality agreement substantially identical to the confidentiality agreement between Parent and the Company (it being understood that the Board and/or its financial advisors may, in any event, discuss with any person submitting an Acquisition Proposal or Indication of Interest such person's bona fides and/or financial capability).

     The Company will promptly provide to Parent any written material information regarding the Company provided to such person which was not previously provided or otherwise made available to Parent. The Company is required to promptly following receipt of an Acquisition Proposal or Indication of Interest (and in any event not later than 24 hours after receipt thereof) notify Parent of the receipt of the Acquisition Proposal or Indication of Interest, as the case may be, and any stated, whether in writing or otherwise, material terms (other than the identity of the person submitting such Acquisition Proposal or Indication of Interest) of such Indication of Interest or Acquisition Proposal and notify Parent of any material changes in any disclosed Indication of Interest or Acquisition Proposal. The foregoing notwithstanding, the Company will not be required to disclose the terms of any Indication of Interest unless and until the Company publicly discloses the existence of such Indication of Interest. The Board may withdraw or modify its approval or recommendation of the Offer and/or the Merger, provided (i) the Board believes in good faith, after receipt of advice from outside legal counsel to the Company, that the failure to do so could reasonably be expected to cause the Board to violate its fiduciary duties to the Company's stockholders under applicable law, and (ii) the Company notifies Parent of any such withdrawal or modification prior to its release to the public.

     At any time after 5:00 P.M., Central Time, on the second full business day following the business day on which notice is given (it being understood that Christmas Eve and New Years Eve shall not be deemed to be 'business days' for such purpose) to Parent of the Company's intent to do so and if the Company has otherwise complied with the terms of Section 5.4 of the Merger Agreement (including, without limitation, the notice provisions thereof), the Company Board may, provided that the notice identifies the person submitting the Acquisition Proposal, cause the Company to enter into an agreement with respect to such Acquisition Proposal. Parent has agreed that neither it nor any of its

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

subsidiaries nor any of the officers, directors, employees, representatives or agents, including, but not limited to investment bankers, attorneys and accountants, of any of the foregoing shall, directly or indirectly, contact, on behalf or at direction of Parent or any of is subsidiaries, any person disclosed to Parent as having submitted an Acquisition Proposal or Indication of Interest with respect to such Acquisition Proposal, the Offer, the Merger, or any arrangement or understanding in connection therewith (other than contacts not intended to dissuade, and that are not reasonably likely to have the effect of dissuading, such person from pursuing such Acquisition Proposal), so long as such person is subject to similar restrictions. In the event the Company is going to enter into an agreement with respect to an Acquisition Proposal, the Company will not do so unless it has terminated the Merger Agreement in accordance with its terms and paid or caused to be paid to Parent the Termination Fee (as defined below) not later than simultaneously with entering into such agreement.

     Indemnification and Insurance. Pursuant to the Merger Agreement, after the Share Purchase Date, Parent shall cause the Company or any successor, including the Surviving Corporation, to indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and its subsidiaries and persons who become any of the forgoing prior to the Effective Time with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law. The Merger Agreement also provides that Parent will, or will cause the Company or any successor, including the Surviving Corporation, to maintain the Company's existing officers' and directors' liability insurance ('D&O Insurance') for a period of not less than six years after the Share Purchase Date, provided, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers. Parent has also agreed that if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event will it be required to pay aggregate premiums for any such insurance in excess of 175% of the aggregate premiums paid in 1999 on an annualized basis for such purpose (the '1999 Premium'). If Parent or the Surviving Corporation is unable to obtain the amount of D&O Insurance required for such aggregate premium, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium not in excess of 175% of the 1999 Premium.

     Certain Employee Arrangements. Pursuant to the Merger Agreement, for a period of not less than one year following the Share Purchase Date, Parent shall cause the Company to provide to each person employed by the Company or its subsidiaries immediately prior to the Share Purchase Date and who remains in the employ of the Company or its subsidiaries with employee benefits that are generally comparable in the aggregate to the employee benefits provided to such employees immediately prior to the date of the Merger Agreement. Pursuant to the Merger Agreement, Parent shall, or shall cause its subsidiaries to, cause each plan, program or arrangement made available to such employees after the Share Purchase Date to:

           treat prior service with the Company, its affiliates or other entities (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the Share Purchase Date) as service rendered to Parent or its subsidiaries for purposes of eligibility and vesting (but not benefit accrual, except to the extent required by law);

           give credit for any deductible or co-payment amounts in respect of the plan year in which the Share Purchase Date occurs, to the extent that, following the Share Purchase Date, such employees participate in any plan for which deductible or co-payments are required; and

           waive any preexisting condition which was waived or otherwise covered under the terms of any Company plan immediately prior to the Share Purchase Date or waiting period limitation which would otherwise be applicable to such employees on or after the Share Purchase Date.

The Merger Agreement also provides that Parent shall:

           establish a severance program (which provides severance benefits of 1 week's pay for every year of service, up to a maximum of 52 weeks) covering any domestic Company employees

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

           whose employment may be terminated within one year of the Share Purchase Date other than for cause, death or disability;

           provide, or arrange to have provided, outplacement assistance appropriate for each employee level;

           offer 'pay to stay' benefits for Company employees as appropriate;

           establish a retention program for certain employees of the Company which provides for option grants to designated employees under Parent's stock option plan following the Share Purchase Date and a Tier 1, Tier 2 and/or Tier 3 retention bonus payable by the Company to designated employees. The aggregate Black-Scholes value of option grants under the retention program will be $4,100,000, including option grants to Messrs. Conforti and Guthart, each with a value of $500,000, and to the Significant Employees with an aggregate value of $1,700,000. The aggregate value of Tier 1 retention bonuses payable to designated employees will be $15,900,000, which will be paid to the Significant Employees. Fifty percent (50%) of each designated employee's Tier 1 retention bonus will be payable as of the Share Purchase Date. The Harris Family will contribute to the Company the amount necessary to fund this portion of such employee's Tier 1 retention bonus. The remaining fifty percent (50%) of each designated employee's Tier 1 retention bonus will be payable in 3 equal installments on the first, second and third anniversaries of the Share Purchase Date, in each case unless such employee's employment has been terminated prior to such date voluntarily or by the Company for cause. Parent will guarantee the Company's obligation to pay this portion of such employee's Tier 1 retention bonus. The aggregate value of Tier 2 retention bonuses payable to designated employees will be $4,100,000, of which $3,500,000 will be payable to the Significant Employees. Each designated employee's Tier 2 retention bonus will vest on the third anniversary of the Share Purchase Date
           (i) unless such employee's employment has terminated prior to such date and (ii) if, and to the extent, 3 year performance targets are achieved by such employee. The maximum aggregate value of Tier 3 retention bonuses payable to designated employees will be $13,000,000, including Tier 3 retention bonuses payable to the Significant Employees with an aggregate maximum value of $5,600,000. Each designated employee's Tier 3 retention bonus will vest on the third anniversary of the Share Purchase Date (i) if such employee's employment has not terminated prior to such date for any reason other than death, disability or cause and (ii) if, and to the extent, 3 year performance targets are achieved by such employee. Additional information regarding the retention program is set forth in a letter agreement, a copy of which is filed as Exhibit 99.3 to this
           Schedule 14D-9; and

           establish a corporate office retention, severance and pay-to-stay program, which is expected to include P. McCanna and J. Vondrak, providing severance benefits of 1 week's pay for every year of service and undetermined pay-to-stay benefits on a case-by-case basis.

     The parties have also agreed to enter into an amendment to King Harris' employment agreement with the Company dated as of January 1, 1996, which amendment, to be effective as of the Share Purchase Date, provides that:

           all references to 'Company' in the agreement shall refer to Parent on and after the Share Purchase Date;

           Mr. Harris will initially be President/CEO of the Alarm Components and Systems Business of Parent's Home and Building Control Division. Mr. Harris' title can be changed to CEO anytime after 90 days following the Share Purchase Date;

           Mr. Harris will report to the President of Parent's Home and Building Control Division;

           Mr. Harris will be allowed to continue serving on the for-profit and not-for-profit boards he currently serves on; and

           the employment agreement will have a 2 year term which may be extended on a year to year basis by mutual consent. On January 1, 2002, Mr. Harris may elect to become a consultant of Parent. As a consultant, he would receive $400,000 per year until age 65 and would be

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

           required to work no more than 8 hours per week on the average. He would also be reimbursed for business expenses and reasonable office expenses; and

           if Mr. Harris dies, his estate or designated beneficiary will receive 100% of the amounts he would have received under the terms of the employment agreement.

     The parties have also agreed that the employment agreements between the Company and Paul R. Gauvreau and Edward J. Schwartz will be amended effective the Share Purchase Date to provide that their employment will terminate one year thereafter, at which time they will be treated for purposes of the Company's Change of Control Plan as having been terminated without 'cause.'

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authorization and validity of agreements, consents and approvals, no violations of law or Company instruments, financial statements, public filings, the absence of any material adverse effect on the Company since September 30, 1999, undisclosed liabilities, material contracts, litigation, employee benefit plans, labor matters, tax matters, intellectual property, Year 2000 compliance, insurance, compliance with laws, restrictions on business activities, vote required to approve the Merger Agreement, interested party transactions, environmental matters, real property, financial advisor opinion and brokers' and finders' fees.

  Certain Tax Indemnification.

     Pursuant to the Merger Agreement, Parent has agreed to indemnify Company stockholders of record at the close of business on July 31, 1998 ('Indemnified Company Stockholders') from certain taxes ('Indemnified Taxes'). Indemnified Taxes means, in general, taxes imposed on those stockholders as a result of the Company's 1998 spinoff of Penton Media, Inc. (the 'Spinoff') failing to qualify as tax-free under Section 355 of the Code, but only if such failure is because the negotiation, execution and delivery of the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Stockholders Agreement, or any action or inaction on the part of Parent, Purchaser or the Company at or after the Share Purchase Date, causes the 'device' or 'continuity of shareholder interest' requirement of Section 355 not to be met (an 'Indemnifiable Disqualification'). The amount of any indemnification would be reduced by certain tax benefits that would result, or be treated as resulting, from the Spinoff not being tax-free. A more detailed definition of the term 'Indemnified Taxes' is contained in Section 5.13(b) of the Merger Agreement.

     Parent will have no obligation to indemnify Indemnified Company Stockholders if certain factual statements upon which Purchaser is relying are not true and correct, the representations of certain officers and directors of the Company are not true and correct or if certain directors or officers of the Company fail to reasonably cooperate in Parent's defense against any Indemnified Tax, in each case, however, only if such failure to be true and correct or failure to cooperate is material to a determination that an Indemnifiable Disqualification has occurred. Additionally, in the event an Indemnified Company Stockholder fails to notify Parent as required by the Merger Agreement of the Indemnified Company Stockholder's receipt of any written question or other notice from the Internal Revenue Service to the effect that the Internal Revenue Service is reviewing the Spinoff, or, if Parent exercises its rights pursuant to the Merger Agreement to conduct the defense against the Indemnified Tax, an Indemnified Company Stockholder against whom the Internal Revenue Service is challenging the Spinoff or certain other Indemnified Company Stockholders, officers or directors of the Company undertake actions described in the Merger Agreement that would compromise Parent's ability to control the defense against the Indemnified Tax, Parent's obligation to indemnify will be reduced to the extent such failure or actions adversely affects Parent's ability to defend against the Indemnified Tax.

     For purposes of the Merger Agreement, the term 'Tax' is defined to mean all taxes, chargers, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including, but not limited to, income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum, estimated, and other taxes, and any interest, penalties or additions attributable thereto.

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

     Purchaser has received the opinion of Kirkland & Ellis, based on assumptions set forth in such opinion, as well as representations of certain officers, directors and stockholders of the Company, that the Spinoff will not fail to qualify as a distribution on which no gain or loss was recognized by Indemnified Company Stockholders under Section 355 of the Code due to violation of the 'device' or 'continuity of shareholder interest' requirements of
Section 355 of the Code and the regulations thereunder as a result of (1) the negotiation, execution and delivery of the Merger Agreement or (2) any of the transactions contemplated by the Merger Agreement and the Stockholders Agreement, assuming the transaction is consummated as contemplated.

     Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Share Purchase Date,

          (a) by mutual written consent of Parent and the Company,

          (b) by either the Company or Parent

             (i) if

                (x) the Offer shall have expired without any Shares being purchased therein or

                (y) the Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by February 20, 2000, or, in the event that the failure of the conditions to the Offer as of February 20, 2000 is as a result of any waiting periods under applicable laws having not expired, or any approvals under applicable laws having not been received, by February 20, 2000, June 30, 2000, provided, that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares on or before such date, or after Purchaser has purchased Shares pursuant to the Offer; or

             (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable,

          (c) by the Company

             (i) in connection with entering into a definitive agreement with respect to an Acquisition Proposal; provided it has complied with certain of the provisions of the Merger Agreement, including the notice provisions described above under 'No Solicitation,' and that it makes simultaneous payment of the Termination Fee; or

             (ii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, or

          (d) by Parent

             (i) if prior to the Share Purchase Date, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which

                (x) would give rise to the failure of a condition described in paragraph (f) or (g) under Annex A to the Merger Agreement (which are set forth in clauses (f) and (g) of Section 14) and

                (y) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company;

             (ii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) under Annex A to the Merger Agreement (which is set forth in clause (e) of Section 14); or

             (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (h) under Annex A to the Merger Agreement (which is set forth in clause (h) of Section 14).

     In accordance with the Merger Agreement, if

          (x) the Company terminates the Merger Agreement pursuant to clause (c)(i) above,

          (y) either the Company or Parent terminates the Merger Agreement pursuant to clause (b)(i) of the immediately preceding paragraph or Parent terminates the Merger Agreement pursuant to clause (d)(i) above and, in the case of this subclause (y),

             (a) prior thereto there shall have been publicly announced another Acquisition Proposal that is financially superior to the Offer and Merger (either at the time it is made or at any time prior to the termination of the Merger Agreement) or Indication of Interest and

             (b) an Acquisition Proposal shall be consummated on or prior to November 15, 2000, or

          (z) Parent terminates the Merger Agreement pursuant to clause (d)(iii) above and, in the case of this subclause (z), an Acquisition Proposal on terms financially superior to the Offer and Merger shall be consummated on or prior to November 15, 2000, the Company has agreed to pay to Parent an amount equal to $80,000,000 (the 'Termination Fee'); provided that no Termination Fee will be payable if the Purchaser or Parent was in material breach of its representations, warranties or obligations under the Merger Agreement at the time of its termination.

     In addition, if Parent shall terminate the Merger Agreement pursuant to clause (d)(ii) above, the Company has agreed to pay to Parent an amount equal to 50% of the Termination Fee, which amount shall be payable upon the termination of the Merger Agreement, and, if an Acquisition Proposal shall be consummated on or prior to November 15, 2000, the Company has agreed to pay to Parent an amount equal to the Termination Fee less any amount theretofore paid pursuant to this sentence no later than the consummation of such Acquisition Proposal.

CONDITIONS TO THE OFFER

     The Merger Agreement provides that, notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and, subject to the terms of the Merger Agreement, may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the Share Purchase Date, any of the following events shall occur:

          (a)(i) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (as defined in the Merger Agreement) against the Purchaser, Parent, the Company or any subsidiary of the Company or (ii) there shall be instituted or pending any suit, action or proceeding before any court which, in the case of either (i) or (ii), in the good faith judgment of Parent and Purchaser after consulting with legal counsel, is likely to result in any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that will constitute a Company Material Adverse Effect (as defined in the Merger Agreement) or is materially adverse to the ability of Parent to consummate the Merger Agreement, the Offer, the acquisition of Shares pursuant to the Offer or the Merger, and which in each case of either (i) or (ii), is (A) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the businesses or assets of the Company and its subsidiaries taken as a whole, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (B) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (C) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,
     (D) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or
     (E) which otherwise is reasonably likely to have a Company Material Adverse Effect; provided, that Parent shall employ its commercially reasonable best efforts to oppose, contest and resolve any such pending or threatened suit, action or proceeding;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (E) of paragraph (a) above; provided, that Parent shall employ its commercially reasonable best efforts to oppose, contest and resolve any such judgment, order, injunction or enforcement by any such Government Entity;

          (c) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (ii) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, in each instance to the extent, but only to the extent, that such events affect Parent's ability to obtain financing for the Offer;

          (d) there shall have occurred any events, changes or effects after the date of the Merger Agreement which, either individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; provided that (i) any adverse change in the business relationship of the Company or any of its subsidiaries with any of its customers as a result of (x) the Company's entering into the Merger Agreement or (y) the transactions contemplated by the Merger Agreement,
     (ii) any effect of any such adverse change on the business, assets, liabilities, properties, results of operations or financial condition of the Company and its subsidiaries, (iii) any adverse effect of any decision by any customer of the Company or any of its subsidiaries that accounted for 5% or more of the consolidated net sales of the Company for the fiscal year ending December 31, 1999 to change the mix or channel of purchasing of products ordered or to be ordered from the Company or any of it subsidiaries, (iv) any adverse effect on the business relationship between the Company and its subsidiaries, on the one hand, and Protection One Alarm Monitoring, Inc. and its affiliates, on the other hand, resulting from the financial condition of Protection One Alarm Monitoring, Inc. and its affiliates and (v) any adverse effect of changes in foreign currency exchange shall be excluded when making any determination whether a Company Material Adverse Effect has occurred;

          (e)(i) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, approved or recommended any Acquisition Proposal or, upon the request of Parent, failed to reaffirm its approval or recommendation of the Offer, the Merger or the Merger Agreement, or (ii) the Company shall have entered into any agreement with respect to any Acquisition Proposal in accordance with
     Section 5.4(e) of the Merger Agreement;

          (f) the representations and warranties of the Company set forth in the Merger Agreement (which for these purposes shall exclude all qualifications or exceptions relating to 'materiality' and/or Company Material Adverse Effect) shall not be true and correct, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer, such that the aggregate effect of all such representations and warranties which are not true and correct shall have had or be reasonably likely to have a Company Material Adverse Effect;

          (g) the Company shall have failed to perform any obligation or to comply with any agreement or covenant with the Company to be performed or complied with by it under the Merger Agreement other than any failure which except for the provisions of Section 1.3(a) of the Merger Agreement would not have, or be reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect;

          (h) any person (other than any person beneficially owning (as defined in Rule 13d-3 promulgated under the Exchange Act), or part of a group beneficially owning, 20% or more of the outstanding Company capital stock on the date of the Merger Agreement) acquires beneficial ownership of at least 20% (or, with respect to any person beneficially owning, or part of a group beneficially owning, 10% or more on the date of the Merger Agreement or with respect to any group of which such a person may be or become a member, 25%) of the outstanding Common Capital Stock;

          (i) the Merger Agreement shall have been terminated in accordance with its terms; or

          (j) Kirkland & Ellis shall have withdrawn its tax opinion delivered pursuant to Section 5.13 of the Merger Agreement and advised Parent in writing that, on account of such counsel's discovery of additional facts (a description of which shall be included in such writing) subsequent to the date of such opinion establishing that any of the fact statements set forth in the tax schedule attached thereto are not true and correct, it has become such counsel's opinion that it is more likely than not that the Spinoff will fail to qualify as a distribution to which Section 355 of the Code applies as a result of (1) the negotiation, execution and delivery of the Merger Agreement, (2) any of the transactions contemplated by the Merger Agreement, or (3) any action or inaction on the part of the Company at or before the Share Purchase Date.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

STOCKHOLDERS AGREEMENT

     The following is a summary of certain provisions of the Stockholders Agreement. This summary is not a complete description of the terms and conditions of the Stockholders Agreement and is qualified in its entirety by reference to the full text of the Stockholders Agreement filed with the SEC as
Exhibit 99.2 to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement or the Stockholders Agreement, as the context may require.

     As a condition and inducement to Parent's entering into the Merger Agreement, the Harris Family Stockholders, concurrently with the execution and delivery of the Merger Agreement, entered into the Stockholders Agreement, dated December 20, 1999, with Parent and Purchaser (the 'Stockholders Agreement'). Pursuant to the Stockholders Agreement, the Harris Family Stockholders have agreed to tender, in accordance with the terms of the Offer, all of the shares beneficially owned by them and subject to the Stockholders Agreement, promptly following the commencement of the Offer. All Shares beneficially owned by them, excluding approximately 428,000 Shares which were reserved for charitable contributions, are subject to the terms of the Stockholders Agreement and are sometimes referred to as the 'Harris Family Shares.' The Harris Family Stockholders also agreed not to withdraw from the Offer any Harris Family Shares tendered pursuant to the Offer unless and until the Merger Agreement is terminated.

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     Pursuant to the Stockholders Agreement, the Stockholders have also granted to Parent an option to purchase the Subject Shares, at an option price of $45.50 per Share or any higher price paid or to be paid pursuant to the Offer, during the Option Period (as defined hereinafter). The Option shall become exercisable, unless earlier terminated, from and after the time and date of an Option Triggering Event.

     The 'Option Triggering Event' is the first to occur of the following:

      the termination by the Company of the Merger Agreement pursuant to clause (c)(ii) of the first paragraph under the heading 'Termination Fees' under the heading 'Merger Agreement' above, other than a termination, prior to 5:00 p.m., New York time, on February 20, 2000, in connection with an Acquisition Proposal that is financially superior to the Offer and Merger, either at the time it is made or at any time prior to the termination of the Merger Agreement, or Indication of Interest (a 'Superior Proposal') from any party, or an affiliate of such party, which made an Acquisition Proposal or gave an Indication of Interest prior to 12:00 p.m., New York time, on February 3, 2000 (such time and date, the 'Initial Offer Expiration Date'), the termination by Parent of the Merger Agreement pursuant to clause (d)(iii) of the first paragraph under the heading 'Termination Fees' under the heading 'Merger Agreement' above, other than a termination, prior to 5:00 p.m., New York time, on February 20, 2000, in connection with a Superior Proposal from any party, or an affiliate of such party, which made an Acquisition Proposal or gave an Indication of Interest prior to the Initial Offer Expiration Date, the termination by the Company or Parent of the Merger Agreement pursuant to clause (b)(i) of the first paragraph under the heading 'Termination Fees' under the heading 'Merger Agreement' above, if prior to such termination there shall have been publicly announced a Superior Proposal, and the termination by Parent of the Merger Agreement pursuant to clause (d)(ii) of the first paragraph under the heading 'Termination Fees' under the heading 'Merger Agreement above, as a result of the Company's willful material breach of a covenant in the Merger Agreement if prior to such breach the Company shall have received a Superior Proposal.

     The Option shall terminate (whether or not it shall have become exercisable) on the time and date of the first to occur of the following:

      the purchase of Shares in the Offer,

      any termination of the Merger Agreement on or prior to the Initial Offer Expiration Date,

      the termination of the Merger Agreement after the Initial Offer Expiration Date other than in connection with an Option Triggering Event,

      100 days after the beginning of the Option Period,

      the Initial Offer Expiration Date if, as of such date, there shall have been no publicly announced Acquisition Proposal or Indication of Interest and all conditions, other than the Minimum Condition, shall have been satisfied.

     The period beginning at the time and date the Option shall become exercisable and ending on the time and date the Option shall terminate is referred to herein as the 'Option Period.'

     During the Option Period, each Harris Family Stockholder has agreed not to:

      except pursuant to the terms of the Stockholders Agreement and for the tender of Shares in the Offer, offer for sale and for sales, transfers and gifts to other Harris Family Stockholders which do not affect the status of the Subject Shares under the Stockholders Agreement, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to do so;

      except pursuant to the terms of the Stockholders Agreement, grant any proxies or powers of attorney, other than in connection with the Company's year 2000 annual meeting or to facilitate performance under the Stockholders Agreement;, deposit any of their Shares into a voting trust or enter into a voting agreement with respect to any of their Shares; or take any action that would make any representation or warranty contained in the Stockholders Agreement untrue or incorrect or have the effect of impairing the ability of the Stockholder to perform the Stockholder's obligations under the applicable Stockholders Agreement or preventing or delaying the consummation of any of the transactions contemplated by the applicable Stockholders Agreement and the Merger Agreement.

     If the Option is exercised and, for any reason, neither Purchaser nor any third-party shall have acquired 100% of the Shares by a date which is nine months after such exercise at a price per Share equal to or greater than the price paid to exercise the Option, then at the election of all of the Harris Family Stockholders (upon five-days' notice given within ten months after such exercise) the Option exercise shall be rescinded. Upon any such rescission, the Harris Family Stockholders is required to return to Parent the aggregate option consideration previously received by them (plus investment income, if any, realized thereon) and Parent is required to return to the Harris Family Stockholders the Harris Family Shares free and clear of any encumbrances (plus any dividends (and investment income, if any, realized thereon)). Throughout the period during which the Option is subject to rescission, Parent and Purchaser is not permitted to take any action which would (i) adversely affect the voting rights in respect of the Harris Family Shares, but Parent shall be entitled to exercise full voting rights related to the Harris Family Shares or (ii) cause the Company to make or pay any special dividends or distributions. The foregoing notwithstanding, the provisions of this paragraph shall not apply if Purchaser or one of its affiliates makes, following the exercise of the Option and during such nine month period, an offer to all holders of Shares to purchase any or all of their Shares at a price per Share equal to or greater than the price paid to exercise the Option, which offer shall be subject to no conditions other than the absence of an injunction.

     Each of the Harris Family Stockholders has agreed to unconditionally release, as of the Effective Time, any and all claims (other than for dividends), and causes of action that such stockholder may have against the Company or any of its subsidiaries or any present or former director, officer, employee or agent of the Company or any of its subsidiaries (collectively, the 'Released Parties') resulting from any act, omission or occurrence prior to the Effective Time.

     Each Harris Family Stockholder has agreed that, in the capacity as a stockholder, it will not respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) concerning any business combination, merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company. If any Harris Family Stockholder, receives any such inquiry or proposal, then the Stockholder has agreed to promptly inform Parent of the existence thereof. Prior to the beginning of the Option Period, the Harris Family Stockholders, in their capacity as stockholders, may respond to any such inquiry or proposal; after the beginning of the Option Period, the Harris Family Stockholders are not permitted to respond to any such inquiry or proposal. Each Harris Family Stockholder has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the foregoing. Nothing contained in the Stockholders Agreement shall prohibit any Harris Family Stockholder from acting in its capacity as an officer and/or director.

     Pursuant to the Stockholders Agreement, Parent has agreed to indemnify the Harris Family Stockholders against any reasonable legal expenses (but not against liability) incurred by all such Harris Family Stockholders, in their capacity as such, as a result of any litigation (or threat of litigation) directly or indirectly related to the Stockholders Agreement up to $100,000 in the aggregate and one-half of any such expenses in excess of $100,000.

     To the extent that the terms of the Stockholders Agreement would cause the shares of Common Stock to lose their special voting rights, the terms of the Stockholders Agreement shall be deemed modified ab initio, in whole or in part, to the extent, but only to the extent, necessary so that the shares of Common Stock do not lose their special voting rights.

                                       18





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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

     The Board (with E. David Coolidge, III, a director of the Company who is also the Chief Executive Officer of William Blair & Company, L.L.C., which issued the Fairness Opinion (as defined below), abstaining) has unanimously
(i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and
(iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

     A letter to the Company's stockholders communicating the Company's recommendation and a press release announcing the execution of the Merger Agreement are filed with this Schedule 14D-9 as Exhibits 99.6 and 99.5, respectively, and are incorporated herein by reference in their entirety.

  (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background of the Offer.

     For many years, the Company and Honeywell Inc. ('Honeywell') have had a customer-supplier business relationship. During the course of this relationship, executives of Honeywell and the Company have met from time to time to discuss issues relating to their customer-supplier business relationship. As a result, the Company and Honeywell, as well as their executives, were familiar with each other, as well as with the respective businesses of the two companies.

     On May 27, 1999, at the request of Michael Bonsignore, who was then Chairman and CEO of Honeywell, a meeting was held between Mr. Bonsignore and King Harris, President and CEO of the Company, to discuss matters of mutual interest. At this meeting, Mr. Bonsignore proposed that the Company and Honeywell explore the possibility of a business combination.

     A subsequent meeting was held on July 15, 1999 among Mr. Bonsignore, Kevin Gilligan, President of Honeywell's Home and Building Control Division, another executive from Honeywell's Home and Building Control Division, Mr. Harris, Leo Guthart, the Vice Chairman of the Company and Chairman of the Pittway Security Group, and Edward Schwartz, a Vice President of the Company, to explore further the possibility of a business combination between the Company and Honeywell. Prior to this meeting, Honeywell and the Company executed a customary confidentiality agreement.

     At the July 15th meeting, the parties discussed the potential benefits that might be achieved from such a business combination. Later in the month, Mr. Harris provided Honeywell with additional information to assist Honeywell in its evaluation of the Company.

     On September 9, 1999, Mr. Gilligan and two other representatives of Honeywell met with Messrs. Harris, Guthart and Schwartz to continue discussions as to the potential synergies that might be generated by a combined entity. During these discussions, Mr. Gilligan indicated that based on Honeywell's preliminary review and absent the identification of additional synergistic opportunities, Honeywell could not justify a price as high as $40 per share.

     These discussions were continued at a meeting held on October 27, 1999 among Mr. Gilligan, Peter D'Aloia, Vice President of Strategic Planning of AlliedSignal Inc. ('AlliedSignal'), another executive from Honeywell's Home and Building Control Division and Messrs. Harris, Schwartz and Guthart. At this meeting, the parties discussed, among other things, their respective operating philosophies, the rationale for, and synergies that might be generated by, a business combination and the potential price and basis for a transaction. During the course of this meeting, Mr. Gilligan indicated that, based upon Honeywell's review to date and subject to further due diligence, Honeywell was interested in pursuing a business combination at a price of $45 per share in cash.

     On November 4, 1999, Mr. Harris advised Mr. Gilligan that the Company would be retaining an investment banker and that the subject of Honeywell's interest in continuing to pursue discussions with the Company would be presented to the Company's Board of Directors at its next regular meeting,

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

which was scheduled for November 18, 1999. Discussions also took place at this time between representatives of the Company and Honeywell with respect to the extent and scope of due diligence that would be required by Honeywell if it were to continue its efforts to determine whether a potential business combination was desirable.

     On November 17, 1999, an amended confidentiality agreement was signed by AlliedSignal, Honeywell and the Company.

     At its regular meeting on November 18, 1999, the Board of Directors of the Company considered Honeywell's interest in a business combination transaction and whether the executives of the Company, with the assistance of the Company's advisors, should continue their discussions with Honeywell. Representatives of William Blair & Company, L.L.C., the Company's financial advisor (see Item 5 below), including E. David Coolidge III (who is a director of the Company and the Chief Executive Officer of William Blair & Company, L.L.C.), and representatives of Kirkland & Ellis, the Company's legal advisor, were present at this meeting. After considering the matter, the Board of Directors authorized management, with the assistance of the Company's advisors, to continue to explore with Honeywell the possibility of a business combination transaction.

     Following the Board meeting, Mr. Harris contacted Mr. Gilligan to inform him that the Board had authorized management to allow Honeywell to conduct due diligence provided that an acceptable framework for a transaction could be achieved. Mr. Harris indicated that he would elaborate on the Board's position at a meeting to be held on November 19, 1999. In advance of the meeting, Mr. Harris provided Mr. Gilligan with a discussion outline setting forth a possible framework for a transaction and outlining various matters, including employee-related matters. The outline did not address any employment terms for the executive officers of the Company because the Board considered it appropriate that issues relating to the Company and its stockholders be addressed first.

     A meeting was held on Friday, November 19, 1999 in Chicago between representatives of Honeywell and its legal and financial advisors and representatives of the Company and its legal and financial advisors. At that meeting, Mr. Harris explained that, while the Board believed that further exploration of a business combination of the two companies was desirable, due diligence could only proceed if the parties were able to reach a common understanding as to the potential framework for a transaction. Mr. Harris also questioned whether Honeywell would be willing to increase the transaction price. Mr. Gilligan indicated that, while a final proposal would be submitted only after the completion of due diligence, Honeywell believed that the price stated in its earlier expression of interest had fairly valued the Company.

     In the course of the November 19th meeting, the various representatives discussed the potential structure for a transaction, the method of announcing and minimum time period for the Offer, the terms and conditions upon which the Company would be able to respond to third party proposals, the extent to which the Harris Family might be willing to commit in connection with a potential transaction, the potential terms of the agreement to be prepared to effectuate a business combination transaction and severance, retention and incentive matters for employees generally.

     Following the meeting, discussions continued between the parties and their respective representatives as to the potential terms for a transaction and additional limited due diligence was begun.

     On December 1, 1999, the merger of AlliedSignal and Honeywell was completed. On Friday, December 3, 1999, the Board of Directors of Parent met and authorized management to proceed with a business combination transaction with the Company, if satisfactory terms could be negotiated.

     On December 7, 1999, the Board of Directors of the Company met by telephone and authorized expanded due diligence.

     Financial, legal and accounting due diligence began on December 8, 1999 and continued for the next week and a half. On Friday, December 10, 1999, Parent's legal advisors distributed to the Company and its legal advisors a draft of the Merger Agreement. A draft of the Stockholders Agreement was also presented to counsel for the Harris Family.

     During the week of December 13, 1999, the parties and their legal counsel and the Harris Family and its legal counsel negotiated the terms of the Merger Agreement and the Stockholders Agreement,

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

respectively. On the evening of December 16, 1999, Mr. Gilligan delivered Parent's proposal to combine the two companies pursuant to the various agreements which were being negotiated at a cash price of $45 per share. Mr. Gilligan indicated that this was the highest price that Parent was willing to offer. Mr. Harris indicated that, while he would present Honeywell's proposal to the Company's Board of Directors, which had tentatively scheduled a meeting for Saturday, December 18, 1999, he urged Mr. Gilligan to consider increasing the offer price. Mr. Gilligan reiterated Parent's belief that $45 was a fully priced offer.

     On December 17, 1999, members of the Harris Family met, reviewed the possible transaction and the terms of the Stockholders Agreement and concluded that they would support the transaction as contemplated in the Stockholders Agreement if the transaction were approved by the Company's Board of Directors.

     On December 18, 1999, the Board of Directors of the Company met, together with its legal and financial advisors, to review the terms of the proposed transaction. At the meeting, Mr. Harris reviewed the history of the negotiations, William Blair & Company, L.LC. reviewed the financial terms of the transaction, and Kirkland & Ellis reviewed the legal duties of directors, as well as the terms of the proposed transaction. During the course of the meeting, the Board directed Mr. Harris to indicate to Parent that the Board would not approve the transaction unless the price were increased. Mr. Harris left the meeting and telephoned Mr. Gilligan. Mr. Gilligan, on behalf of Parent, responded that Parent might be willing to increase its price slightly, but only in return for certain concessions. After further telephone discussions, between which the Board conferred, Messrs. Harris and Gilligan settled upon an increase in the price to $45.50 per share in return for an increase of the termination fee by $5,000,000. The Board of Directors then considered the revised terms and authorized the Company to enter into the Merger Agreement. The factors considered by the Board of Directors are set forth under 'Factors Considered by the Board' below.

     The Merger Agreement and the Stockholders Agreement were executed and delivered by the respective parties late in the day on Sunday, December 19, 1999. On Monday, December 20, 1999, the parties announced their agreement to engage in a business combination transaction.

  Factors Considered by the Board.

     In approving the Offer, the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

          (1) the financial and other terms of the Offer, the Merger Agreement and the Stockholders Agreement, including the benefits of the proposed transaction being structured as a two-step tender offer and merger which would provide the Company's stockholders with an opportunity to receive $
     45.50 per Share on an accelerated basis;

          (2) the taxable nature of the transactions contemplated by the Merger Agreement;

          (3) the presentation of William Blair & Company, L.L.C. ('Blair'), the Company's financial advisor, and Blair's opinion, delivered to the Board on December 18, 1999, that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $45.50 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view (the 'Fairness Opinion'). THE FULL TEXT OF BLAIR'S FAIRNESS OPINION IS ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY;

          (4) the requirement in the Company's Certificate of Incorporation that the holders of the Common Stock and Class A Stock receive the same consideration per share in a merger;

          (5) the fact that the $45.50 per Share Offer price represents a premium of approximately 57% and 52%, respectively, over the closing prices of the Common Stock and Class A Stock on the New York Stock Exchange (the 'NYSE') on December 17, 1999, and approximately 57% and 47%, respectively, over the average of all closing prices of the Common Stock and Class A Stock on the NYSE for the last full month of trading prior to December 17, 1999;

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

          (6) the history of the trading of the Common Stock and Class A Stock on the NYSE over the last 12 months and the premiums represented by the $45.50 per Share Offer price to the prices reflected in such history;

          (7) the volatility of the closing prices of the Common Stock and Class A Stock;

          (8) the alternatives available to the Company; and the possibility that if the Company remained as an independent public corporation, because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $45.50 per Share price to be received by holders of Shares in connection with the Offer and the Merger;

          (9) the Company's existing competitive and market positions, including the nature of the industry in which the Company operates;

          (10) the potential adverse effect on the Company of a probe of the market for alternative possible transactions prior to the signing of the Merger Agreement;

          (11) Blair's advice that the terms of the Merger Agreement and the Stockholders Agreement are reasonably calculated to provide an effective probe of the market for alternative possible transactions subsequent to the signing of the Merger Agreement;

          (12) the provisions of the Merger Agreement that permit the Company to terminate the Merger Agreement upon payment of a termination fee under certain circumstances;

          (13) the fact that the stockholders will have appraisal rights in connection with the Merger;

          (14) the fact that the Parent's and the Purchaser's obligations under the Merger Agreement and the Offer are not subject to any financing condition;

          (15) the Parent's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement;

          (16) legal matters relating to the Offer and the Merger Agreement, including, without limitation, the regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other regulatory agencies with respect to the Offer and the favorable prospects for receiving such clearance; and

          (17) the decision reached on December 17, 1999 by the Harris Family Stockholders to enter into the Stockholders Agreement.

The foregoing discussion of the factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Blair in connection with the Offer and the Merger. Pursuant to an engagement letter dated November 18, 1999, the Company paid Blair, upon execution of such letter, a cash retainer fee of $250,000. Upon delivery of the Fairness Opinion, the Company paid Blair an additional cash fee of $1,500,000. Upon consummation by the Company of a sale transaction (which would include the occurrence of the Share Purchase Date), the Company has agreed to pay Blair an additional cash fee of (i) 0.35% of Transaction Consideration(as defined below), plus (ii) an additional 1.15% of the amount, if any, that the Transaction Consideration increases due to the price per share for the Company's capital stock paid or payable being greater than $45.00 per share, less
(iii) any of the foregoing fees previously paid by the Company. In addition to the engagement letter, Blair and the Company have entered into a separate indemnity letter, dated November 18, 1999, pursuant to which the Company has agreed to indemnify Blair against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

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     For purposes of the engagement letter, Transaction Consideration means generally the amount paid to the Company, its stockholders and holders of Company options and other awards, plus the total amount of indebtedness of the Company for borrowed money which is assumed or remains outstanding, reduced by the cash and marketable securities which remain.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in the paragraph below, and except for gifts and other transfers among Harris Family Stockholders, whose beneficial ownership is aggregated in calculating the number of Shares beneficially owned by such persons pursuant to Rule 13d-3 promulgated under the Exchange Act, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     On December 9, 1999, Jerome Kahn, Jr., a director of the Company, exercised options for (i) 7,800 shares of Class A Stock at an exercise price of $18.26 per share under the 1996 Director Stock Option Plan of the Company and (ii) 202 shares of Class A Stock at an exercise price of $22.75 per share under the 1998 Director Stock Option Plan of the Company.

     (b) The Stockholders Agreement requires that the Harris Family Stockholders tender the Shares subject thereto on the terms provided therein. See 'Stockholders Agreement' in Item 3(b)(ii) above. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates other than the Harris Family Stockholders who own Shares beneficially or of record, presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, transfer or sale of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of each class, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares of each class pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
  NUMBER                            DESCRIPTION
  ------                            -----------
 99.1(2)    -- Agreement and Plan of Merger, dated as of December 20, 1999, by and among Pittway Corporation, Honeywell International Inc.
               and HII-2 Acquisition Corp.

                                                  (table continued on next page)

(table continued from previous page)

  EXHIBIT
  NUMBER                            DESCRIPTION
  ------                            -----------
 99.2(2)    -- Stockholders Agreement, dated as of December 20, 1999, by and among Honeywell International Inc., HII-2 Acquisition
               Corp. and certain Stockholders parties thereto.
 99.3       -- Letter Agreement, dated December 20, 1999, between
               Honeywell International Inc. and King Harris,
               individually, for Pittway Corporation, and on behalf of
               the Harris Family.
 99.4       -- Engagement Letter, dated November 18, 1999, between
               Pittway Corporation and William Blair & Company, L.L.C.
               and the related Indemnification Letter of same date.
 99.5(2)    -- Press Release dated December 20, 1999.
 99.6       -- Letter to Stockholders of Pittway Corporation, dated
               December 23, 1999.*
 99.7(1)    -- Fairness Opinion of William Blair and Company, dated
               December 18, 1999.*
 99.8(3)    -- Restated Certificate of Incorporation of the Company.
 99.9(3)    -- Certificate of Amendment of Restated Certificate of
               Incorporation of the Company dated June 23, 1987.
 99.10(3)   -- Certificate of Amendment of Restated Certificate of
               Incorporation of the Company dated December 28, 1989.
 99.11(3)   -- Certificate of Amendment to Restated Certificate of
               Incorporation of the Company dated May 9, 1996.
 99.12(3)   -- Certificate of Amendment to Restated Certificate of
               Incorporation of the Company dated May 7, 1998.
 99.13(4)   -- Bylaws of the Company, as amended to date.
 99.14(5)   -- Pittway Corporation 1990 Stock Awards Plan, as amended.
 99.15(6)   -- Pittway Corporation 1998 Director Stock Option Plan.
 99.16(7)   -- Pittway Corporation 1996 Director Stock Option Plan.
 99.17(8)   -- Employment Agreement with King Harris dated as of
               January 1, 1996.
 99.18(9)   -- Amended and Restated Employment Agreement with Leo A.
               Guthart dated as of January 1, 1999.
 99.19      -- Amendment to the Amended and Restated Employment
               Agreement with Leo A. Guthart, dated December 20, 1999.
 99.20(4)   -- Employment Agreement with Paul R. Gauvreau dated as of
               January 1, 1998.
 99.21(10)  -- Amendment to Employment Agreement between Pittway
               Corporation and Paul R. Gauvreau dated as of March 18,
               1999.
 99.22(4)   -- Employment Agreement with Edward J. Schwartz dated as of
               January 1, 1998.
 99.23(10)  -- Amendment to Employment Agreement between Pittway
               Corporation and Edward J. Schwartz dated as of March 18,
               1999.
 99.24(9)   -- Pittway Corporation Change of Control Plan dated as of
               September 15, 1999.
 99.25      -- Amendment to Pittway Corporation Change of Control Plan
               executed by the Company and King Harris on December 20,
               1999.
 99.26      -- Amendment to Pittway Corporation Change of Control
               Plan executed by the Company and Paul R. Gauvreau on
               December 20, 1999.
 99.27      -- Amendment to Pittway Corporation Change of Control
               Plan executed by the Company and Edward J. Schwartz on
               December 20, 1999.
 99.28(11)  -- Company's Information Statement pursuant to
               Section 14(f) of the Exchange Act and Rule 14f-1
               thereunder.*
 99.29      -- Certain portions of pages 3-5 and 9-16 of the Company's
               Proxy Statement, dated April 5, 1999, relating to the
               Company's Annual Meeting of Shareholders held on May 6,
               1999.

------------

 * Included in the materials mailed to the Company's stockholders.

 (1) Attached hereto as Annex A.

 (2) Incorporated by reference to the Company's current report on Form 8-K filed with the SEC on December 20, 1999.

 (3) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1998 and filed with the SEC on August 4, 1998.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (4) Incorporated by reference from the Company's annual report on Form 10-K for the year ended December 31, 1998 and filed with the SEC on March 19, 1999.

 (5) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-71613) filed with the SEC on February 1, 1999.

 (6) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-71617) filed with the SEC on February 1, 1999.

 (7) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-12615) filed with the SEC on September 25, 1996.

 (8) Incorporated by reference from the Company's annual report on Form 10-K for the year ended December 31, 1995 filed with the SEC on March 27, 1996.

 (9) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1999 and filed with the SEC on November 2, 1999.

(10) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1999 and filed with the SEC on May 5, 1999.

(11) Attached hereto as Schedule I.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PITTWAY CORPORATION
                                          By: /s/ KING HARRIS
                                             ...................................
                                            Name: King Harris
                                            Title: President and Chief Executive
                                          Officer

Dated: December 23, 1999

                                                                      SCHEDULE I

                              PITTWAY CORPORATION
                       200 SOUTH WACKER DRIVE, SUITE 700
                          CHICAGO, ILLINOIS 60606-5802

                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about December 23, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ('Schedule 14D-9') of Pittway Corporation, a Delaware corporation (the 'Company'), to holders of Common Stock of the par value of $1.00 per share of the Company (the 'Common Stock') and Class A Stock of the par value of $1.00 per share of the Company (the 'Class A Stock,' and together with the Common Stock, the 'Shares'). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Pursuant to an Agreement and Plan of Merger, dated December 20, 1999 (the 'Merger Agreement'), among the Company, Honeywell International Inc., a Delaware corporation ('Parent'), and HII-2 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the 'Purchaser'), in the event of the occurrence of the Share Purchase Date (as defined in Schedule 14D-9), the size of the Company's board of directors (the 'Board') is to be reduced to eight members, all but two of the current members of the Board are to resign, and six persons designated by Parent are to be elected to fill the vacancies. These matters are described in more detail under the heading 'Merger Agreement -- The Company's Board of Directors' in Item 3(b)(ii) in Schedule 14D-9. You are receiving this Information Statement in connection with such possible designation of directors.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     Pursuant to the Merger Agreement, the Purchaser has commenced a cash tender offer to acquire all of the Shares (the 'Offer'). The Offer is scheduled to expire at 12:00 Midnight, New York City Time, on Thursday, February 3, 2000, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, the Purchaser will be merged with and into the Company (the 'Merger'). See 'The Offer' and 'The Merger' under the heading 'Merger Agreement' in Item 3(b)(ii) in Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock and the Class A Stock are the only classes of voting securities of the Company outstanding. As of December 20, 1999, there were 7,877,664 shares of Common Stock and 34,902,691 shares of Class A Stock outstanding.

     Pursuant to the Company's Certificate of Incorporation, prior to the Change of Control Date (as defined therein) generally the holders of Class A Stock voting as a class are entitled to elect such number of directors, but not less than two, as equal 25% of the total number of directors constituting the full Board and the holders of Common Stock voting as a class are entitled to elect the remaining directors, and with respect to all other matters voted upon by the stockholders of the Company, the holders of Common Stock are entitled to one vote per share of Common Stock and the holders of Class A Stock are entitled to one-tenth of one vote per share of Class A Stock.

     Subject to certain exceptions, which may be applicable notwithstanding the occurrence of the Share Purchase Date, the 'Change of Control Date' is defined as the first date on which the shares of Harris Group Stock (as defined below) are entitled to cast fewer than 4,488,330 votes (counting the Class A Stock as entitled to cast one-tenth of one vote per share for this purpose). 'Harris Group Stock' means, at any point in time, shares of Common Stock and Class A Stock which, at such time, any member of the 'Harris Group' (as defined below), either alone or in combination with any other member or members of the Harris Group, directly or indirectly beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as such Rule was in effect and interpreted at 5:00 P.M. Central Standard Time on December 28, 1989), without taking into account any shares of Common Stock acquired by any member of the Harris Group subsequent to May 31, 1989 in excess of shares of Common Stock disposed of by members of the Harris Group subsequent to such date. The 'Harris Group' means Messrs. Irving B. Harris, Neison Harris, King Harris, William W. Harris and Sidney Barrows (deceased), and their respective spouses, descendants and spouses of descendants, trustees of trusts established for the benefit of such persons, and executors of estates of such persons. Irving B. Harris and Neison Harris are brothers. William W. Harris is the son of Irving B. Harris and King Harris is the son of Neison Harris.

     Provided that a Change of Control Date had not theretofore occurred, if the election of the eight directors referred to above were submitted to the Company's stockholders, the holders of Class A Stock voting as a class would be entitled to elect two directors and the holders of the Common Stock voting as a class would be entitled to elect six directors.

     If a Change of Control date had theretofore occurred, the authorized shares of Class A Stock, both issued and unissued, would automatically have been changed into, and redesignated as, shares of Common Stock, at which time each share of Common Stock would entitle its record holder to one vote and the holders of Common stock (including such redesignated shares) would be entitled to elect all eight directors.

THE COMPANY'S BOARD OF DIRECTORS

     Parent has informed the Company that Parent will choose Parent's six designees from the list of persons set forth in Schedule I attached to the Offer to Purchase. If necessary, Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1 promulgated under the Exchange Act.

     Parent has advised the Company that to the best knowledge of Parent, none of Parent's potential designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. None of Parent's designees has any family relationship with any director or executive officer of the Company.

     Parent has advised the Company that each of the persons listed in
Schedule I attached to the Offer to Purchase has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC. It is expected that Parent's designees may assume office at any time following the Share Purchase Date, which date cannot be earlier than February 3, 2000.

                    COMPANY DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE COMPANY BOARD

     The names of the Company's current directors, their ages as of December 23, 1999 and certain other information about them are set forth below. Each of the directors other than Irving Harris, Neison Harris, King Harris, Fred Conforti and Leo A. Guthart is eligible to be one of the two current directors who continues to serve on the Board after the Share Purchase Date.

               DIRECTORS ELECTED BY THE HOLDERS OF CLASS A STOCK

                                     DIRECTOR
        NOMINEE                       SINCE       AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
        -------                     --------      ---           --------------------------------------
Eugene L. Barnett(A)...............   1980         71       Retired; Consultant (March 1991 to April 1993) to
                                                            The Brand Companies, Inc. (specialty contractor);
                                                            Vice President of the Company (1979 to 1993);
                                                            Director, AptarGroup, Inc. (specialty packaging
                                                            components manufacturer) and National Service
                                                            Corporation (specialty contractor)
E. David Coolidge III(A)(N)........   1994         56       Chief Executive Officer (since January 1996),
                                                            Managing Partner (1995), Manager, Corporate
                                                            Finance Department (1977 to 1995) of William
                                                            Blair & Company L.L.C. (investment banker)
Anthony Downs(A)(C)................   1971         69       Senior Fellow of Brookings Institution
                                                            (non-profit social policy research center);
                                                            Consultant; Director, Bedford Properties, Inc.
                                                            (real estate investment trust), Essex Property
                                                            Trust, Inc. (real estate investment trust),
                                                            General Growth Properties, Inc. (real estate
                                                            investment trust), Massachusetts Mutual Life
                                                            Insurance Corporation (insurance company) and
                                                            Penton Media, Inc. (business media company)

                DIRECTORS ELECTED BY THE HOLDERS OF COMMON STOCK

                                     DIRECTOR
        NOMINEE                       SINCE       AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
        -------                     --------      ---           --------------------------------------
Robert L. Barrows'D'...............   1999         51       Shareholder in the law firm of Leonard, Street
                                                            and Deinard, Minneapolis, Minnesota; Director,
                                                            AptarGroup, Inc. (specialty packaging compo-
                                                            nents manufacturer)
Fred Conforti......................   1990         58       President of Pittway Systems Technology Group
                                                            (division of the Company); Vice President of
                                                            the Company (since 1990)
Leo A. Guthart(E)..................   1980         62       Chairman and Chief Executive Officer of
                                                            Pittway Security Group (division of the
                                                            Company); Vice Chairman of the Board of the
                                                            Company (since 1990); Director, AptarGroup,
                                                            Inc. (specialty packaging components
                                                            manufacturer) and Chairman of the Board and
                                                            Director, Cylink Corporation (commercial data
                                                            encryption company); Trustee, Acorn Investment
                                                            Trust (mutual funds)

                                    DIRECTOR
              NOMINEE                SINCE        AGE          PRINCIPAL OCCUPATION AND DIRECTORSHIPS
              -------                -----        ---          --------------------------------------
Irving B. Harris(E)'D'.............   1953         89       Chairman of the Executive Committee of the
                                                            Company (since 1990); Chairman of the Board
                                                            of Acorn Investment Trust (mutual funds)
King Harris(E)(N)'D'...............   1975         56       President and Chief Executive Officer of the
                                                            Company (since 1990); Chairman of the Board
                                                            and Director, AptarGroup, Inc. (specialty
                                                            packaging components manufacturer); Chairman
                                                            of the Board and Director, Penton Media, Inc.
                                                            (business media company)
Neison Harris(E)'D'................   1963         84       Chairman of the Board of the Company (since
                                                            1974)
William W. Harris(C)(E)(N)'D'         1975         59       Private Investor; Treasurer of KidsPac
                                                            (political action committee); Director,
                                                            Cylink Corporation (commercial data
                                                            encryption company)
Jerome Kahn, Jr.(C)                   1994         65       President (since October 1996), Vice
                                                            President (prior to 1994 to October 1996) of
                                                            William Harris Investors, Inc. (investment
                                                            advisor); Trustee, Acorn Investment Trust
                                                            (mutual funds)
John W. McCarter, Jr.(C)...........   1998         61       President and Chief Executive Officer (since
                                                            October 1996) of The Field Museum (natural
                                                            history museum); Senior Vice President (prior
                                                            to 1994 to October 1996) of Booz-Allen &
                                                            Hamilton, Inc. (consulting); Director, W.W.
                                                            Grainger, Inc. (industrial supply
                                                            distributor), A.M. Castle & Company
                                                            (industrial specialty metal distributor),
                                                            H.T. Insight Funds, Inc. (mutual funds) and
                                                            The LaSalle Partners Funds, Inc. (mutual
                                                            funds)

------------

(A) Member of Audit Committee

(C) Member of Compensation Committee

(E) Member of Executive Committee

(N) Member of Nominating Committee

'D' Irving B. Harris and Neison Harris are brothers. William W. Harris is the son of Irving B. Harris and King Harris is the son of Neison Harris. Robert Barrows is the nephew of Irving B. Harris and Neison Harris and the first cousin of William W. Harris and King Harris.

INFORMATION CONCERNING THE BOARD; DIRECTOR COMPENSATION

     The Board of Directors of the Company met nine times during 1998. The Company's Board of Directors has an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating Committee.

     The Audit Committee reviews and, as it deems appropriate, approves internal accounting and financial controls for the Company and accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee also makes recommendations to the full Board concerning the engagement of independent public accountants to audit the annual financial statements of the Company and its subsidiaries and arranges with such accountants the scope of the audit to be undertaken by such accountants. The current members of the Audit Committee are Eugene L. Barnett (Chairman), E. David Coolidge III and Anthony Downs. During 1998, the Committee met twice.

     The Compensation Committee reviews and determines the compensation of certain executive officers, reviews and makes recommendations to the full Board with respect to salaries, bonuses and deferred compensation of certain other officers and executives, compensation of directors and management succession, and makes such determinations and performs such other duties as are expressly delegated to it pursuant to the terms of any employee benefit plan of the Company. The Compensation Committee administers the Company's 1990 Stock Awards Plan. The current members of the Compensation Committee are Anthony Downs (Chairman), William W. Harris, Jerome Kahn, Jr. and John W. McCarter, Jr. During 1998, the Compensation Committee met five times.

     The Executive Committee generally meets prior to each regular meeting of the Board of Directors to distill topics and issues to be presented at such meetings. When the full Board is not in session, the Executive Committee may exercise all the powers and authority of the Board of Directors except as limited by law. The current members of the Executive Committee are Irving B. Harris (Chairman), Leo A. Guthart, King Harris, Neison Harris and William W. Harris. During 1998, the Executive Committee met six times.

     The Nominating Committee, as it deems appropriate, makes recommendations to the full Board with respect to the size and composition of the Board and its committees and with respect to nominees for election as directors. The current members of the Nominating Committee are William W. Harris (Chairman), E. David Coolidge III and King Harris. During 1998, the Nominating Committee met once. The Nominating Committee will consider suggestions regarding candidates for election to the Board submitted by stockholders in writing to the Secretary of the Company. With regard to the 2000 annual meeting of stockholders, any such suggestion must be received by the Secretary no later than the date by which stockholder proposals for such annual meeting must be received as described below under the heading 'Stockholder Proposals for the 2000 Annual Meeting.'

     Fred Conforti attended only 56% of the meetings of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1998, Anthony Downs, William W. Harris, Jerome Kahn, Jr. and (after May 7, 1998) John W. McCarter, Jr., were the members of the Compensation Committee. Pulbrook Associates ('Pulbrook'), a limited partnership of which Irving B. Harris owns 58.7% as a limited partner and a corporation owned by a trust of which William W. Harris is a trustee owns 1.3% as the general partner, was indebted to the Company during 1998 pursuant to an amortizing 8% mortgage note in the original principal amount of $193,000 delivered in November 1993 in connection with Pulbrook's purchase of a National Pride car care center from the Company. The largest outstanding note balance during 1998 (on January 1, 1998) was $162,282. The balance as of March 25, 1999 was $148,035.

BOARD COMPENSATION

     During 1998, compensation to non-officer directors was paid at the rate of $2,500 per quarter plus $3,000 for each Board meeting attended in person, $1,000 for each Board meeting attended by telephone and $1,000 for each committee meeting attended, except that $250 was paid for attending a committee meeting held on the same day as a Board meeting. The Chairman of the Audit Committee was paid an additional $2,000 per year. Effective January 1, 1999, the compensation per quarter was increased to $3,500 and the Chairman of the Compensation Committee will be paid an additional $2,000 per year. Officer directors are not separately compensated for serving as directors.

     Under the Company's 1998 Director Stock Option Plan, the Board may from time to time grant to directors who are not employees of the Company or any of its subsidiaries ('Eligible Directors') non-qualified options to purchase shares of Class A Stock at the market values on the dates of grant. The maximum number of shares which may be issued under the Plan is 135,000 (subject to adjustment). Each option may have a term of up to 10 years, but, if earlier than scheduled expiration, will expire five years after the optionee's service as a member of the Board terminates for any reason. Each option becomes exercisable as determined by the Board, but except in the event of death or disability cannot be exercised during the six months subsequent to grant.

     Pursuant to the Plan, during 1998 non-qualified options were granted as follows: Mr. McCarter -- 5,400 shares; Mr. Barnett -- 540 shares;
Mr. Coolidge -- 540 shares; Mr. Downs -- 270 shares; Mr. W.

Harris -- 540 shares; Mr. Kahn -- 540 shares. Mr. McCarter's option was exercisable upon grant with respect to 50% and becomes exercisable with respect to the balance on the first anniversary of grant provided he is then an Eligible Director. Each of the other options was exercisable upon grant with respect to 25% and becomes exercisable with respect to an additional 25% on each anniversary of grant provided the holder is then an Eligible Director.
Mr. McCarter's option was granted to him following his initial election to the Board at the 1998 annual meeting. The options granted to the other directors were granted to them to avoid dilution under their options pursuant to the Company's 1996 Director Stock Option Plan that were outstanding at the time of the Spinoff.

     Directors who hold outstanding options under the Company's 1996 Director Stock Option Plan and/or 1998 Director Stock Option Plan will be offered an opportunity to surrender to the Company, effective following the Share Purchase Date, the portion of each such option which is then exercisable or which would become exercisable on or prior to December 31, 2000 in exchange for a cash payment. See Item 3(b)(i) in Schedule 14D-9 and 'Merger Agreement -- Outstanding Options and Other Awards' in Item 3(b)(ii) in Schedule 14D-9.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE COMPANY

     All officers of the Company are elected each year by the Board of Directors at its annual organization meeting in May. In addition to Fred Conforti, Leo A. Guthart, Irving B. Harris, King Harris and Neison Harris, information with respect to whom is set forth above, the executive officers of the Company include the following:

      Paul R. Gauvreau, 60, Financial Vice President, Treasurer and Chief Financial Officer of the Company, since prior to 1994.

      Edward J. Schwartz, 58, Vice President of the Company since prior to 1994.

      Philip V. McCanna, 52, Controller of the Company since 1995, Director of Financial Reporting of the Company prior to 1995.

      James F. Vondrak, 55, Secretary of the Company since 1995, Group Controller of Pittway Systems Technology Group (division of the Company) since 1994.

     Set forth below are the 'significant employees' of the Company (as such term is used in Instructions to Paragraph (b) of Item 401 under Regulation S-K promulgated under the Securities Act):

      Roger B. Fradin, 46, President of Alarm Device Manufacturing Company, a division of the Company, since prior to 1994.

      Mark S. Levy, 51, President of Fire-Lite Alarms, Inc., a subsidiary of the Company, since prior to 1994.

      Steven I. Roth, 53, President of Ademco Distribution, Inc., a subsidiary of the Company, since prior to 1994.

      Andreas Kramvis, 47, President of Ademco International, Inc., a subsidiary of the Company, since prior to 1994.

SUMMARY COMPENSATION TABLE

     In the descriptions which follow, no adjustment has been made to the descriptions of the terms of outstanding restricted stock awards, options or SARs to reflect the fact that pursuant to the Merger Agreement the holders of certain currently outstanding restricted stock awards, options and SARs will be offered an opportunity to surrender portions of such awards to the Company in return for a cash payment following the Share Purchase Date and to exercise or receive payment of certain portions thereof earlier than described. See 'Merger Agreement -- Outstanding Options and Other Awards' in Item 3(b)(ii) in
Schedule 14D-9 and Item 3(b)(i) in Schedule 14D-9.

     The following table sets forth compensation information for the President and Chief Executive Officer of the Company (who served as such throughout 1998) and for each of the Company's four most highly compensated other executive officers serving at the end of 1998. No other person who served as an executive officer of the Company at any time during 1998 had 1998 compensation in excess of the 1998 compensation of any of the executive officers named in the table.

                                                              LONG TERM COMPENSATION
                                                            ---------------------------
                                                             RESTRICTED     SECURITIES
                                      ANNUAL COMPENSATION      STOCK        UNDERLYING
                                      -------------------      AWARDS      OPTIONS/SARS    ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR   SALARY    BONUS(1)   ($)(1)(2)(3)   (#)(1)(2)(4)   COMPENSATION
 ---------------------------    ----   ------    --------   ------------   ------------   ------------
King Harris, .................  1998  $650,000   $720,000                     54,600         $5,256(5)
  President and Chief           1997   550,000    470,000                     71,614          5,206
  Executive Officer             1996   550,000    500,000     $250,000        52,650          4,946

Fred Conforti, ...............  1998   500,000    280,000                     37,200          5,256(5)
  President of Pittway Systems  1997   460,000    500,000                     35,910          5,206
  Technology Group (division    1996   425,000                 150,000        51,048          4,590
  of the Company)

Leo A. Guthart, ..............  1998   500,000    590,000      100,000        36,400          3,363(6)
  Chairman and Chief Executive  1997   460,000                 100,000        56,173          4,612
  Officer of Pittway Security   1996   425,000    450,000                     35,100          4,612
  Group (division of the
  Company)

Paul R. Gauvreau, ............  1998   290,000    210,000                     26,439          5,256(5)
  Financial Vice President,     1997   275,000    180,000                     10,800          5,206
  Treasurer and Chief           1996   260,000     70,000       30,000        13,324          4,944
  Financial Officer

Edward J. Schwartz, ..........  1998   195,000    100,000                     12,587          5,243(7)
  Vice President                1997   185,000     90,000                     10,206          5,169
                                1996   172,000     60,000       10,000        10,370          4,880

------------

(1) All of the restricted stock awards, options and SARs relate to Class A
    Stock.

(2) All of the restricted stock awards and the following SARs were awarded in lieu of bonuses or portions of bonuses that would otherwise have been paid in cash: K. Harris, 18,964 shares for 1997; F. Conforti, 15,138 shares for 1996; L. Guthart, 21,073 shares for 1997; P. Gauvreau, 2,524 for 1996; and
    E. Schwartz, 3,587 shares for 1998, 2,106 shares for 1997 and 2,270 shares for 1996.

(3) The restricted stock awards shown for 1998 were awarded in 1999 and thus were not outstanding at the end of 1998. The other restricted stock awards shown remained outstanding in full at the end of 1998. The aggregate value of the 40,351 shares subject to such other awards and to three other restricted stock awards held by named executive officers that remained outstanding at the end of 1998 was then $1,334,105. Each award shown was a Performance Shares Award scheduled to vest in equal pro rata installments over the five years subsequent to its grant. Under the terms of each award, no shares are distributable until vesting of such award in full or earlier termination of employment, and at the time shares are distributed an amount is payable equal to the normal quarterly dividends which would have been paid on such shares had such shares been issued on the date such award was granted.

(4) Includes a SAR awarded for 1998 in 1999 (and thus not shown in the following sections titled 'Option/SAR Grants During Year' and 'Option/SAR Exercises and Year-End Values') to E. Schwartz for 3,587 shares. The SAR was a Bonus Shares Award vested in full upon grant. Under the terms of such SAR, following a date approximately three years after the date of grant (or following the date of any earlier termination of employment), such shares are issued and an amount is payable equal to the normal quarterly dividends which would have been paid on such shares had such shares been issued on the date such SAR was granted. The Compensation Committee may, in its sole discretion, determine to pay the fair market value of such shares in cash rather issue such shares.

(5) Consists of $4,800 annual matching Company contributions during the year to the Company's salary reduction plan and $456 for term life insura nce provided by the Company during the year.

(6) Consists of $3,249 annual matching Company contributions during the year to the Company's salary reduction plan and $114 for term life insurance provided by the Company during the year.

(7) Consists of $4,800 annual matching Company contributions during the year to the Company's salary reduction plan and $443 for term life insurance provided by the Company during the year.

     The following table sets forth information with respect to options and stock appreciation rights ('SARs') granted during 1998 to executive officers named in the Summary Compensation Table.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                            --------------------------------------------------------      VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                  ANNUAL RATES OF STOCK
                             SECURITIES    OPTIONS/SARS                                PRICE APPRECIATION FOR
                             UNDERLYING     GRANTED TO     EXERCISE OF                     OPTION TERM(4)
                            OPTIONS/SARS   EMPLOYEES IN       BASE        EXPIRATION   -----------------------
NAME                         GRANTED(#)    FISCAL YEAR    PRICE ($/SH)       DATE       5% ($)       10% ($)
----                         ----------    -----------    ------------       ----       ------       -------
King Harris(1)............     54,600          6.0          $  23.74       8/18/05      527,685     1,229,731
King Harris(2)............     18,964          2.1                 0       1/20/01      520,881       598,893
Fred Conforti(1)..........     37,200          4.1             23.74       8/18/05      359,522       837,839
Leo A. Guthart(1).........     36,400          4.0             23.74       8/18/05      351,790       819,821
Leo A. Guthart(2).........     21,073          2.3                 0       1/20/01      578,809       665,496
Paul R. Gauvreau(1).......     12,000          1.3             23.74       8/18/05      115,975       270,271
Paul R. Gauvreau(3).......     14,439          1.6           27.2454       6/15/05      160,152       373,222
Edward J. Schwartz(1).....      9,000          1.0             23.74       8/18/05       86,981       202,703
Edward J. Schwartz(2).....      2,106           .2                 0       1/20/01       57,845        66,509

------------

(1) Consists of non-qualified options to purchase Class A Stock granted under the Company's 1990 Stock Awards Plan at exercise prices equal to the market prices on the dates of grant. Each option becomes exercisable on the third anniversary of the date of grant, subject to acceleration in the event of earlier termination of employment (full acceleration if earlier termination is on account of death, permanent disability or retirement upon or after reaching age sixty-five; partial acceleration in increments of 33 1/3% each year commencing one year after the date of grant if termination is for any other reason other than for 'cause').

(2) Consists of SAR's with respect to Class A Stock awarded under the Company's 1990 Stock Awards Plan (in lieu of a portion of a bonus that would otherwise have been paid in cash) at a reference price of zero dollars and fully vested at grant. Under the terms of each SAR, following a date approximately three years after the date of grant (or following the date of any earlier termination of employment), the shares of Class A Stock are issued and an amount is payable equal to the normal quarterly dividends which would have been paid on such shares had such shares been issued on the date the SAR was granted. The Compensation Committee may, in its sole discretion, determine to pay the fair market value of such shares in cash rather than issue such shares.

(3) Consists of a non-qualified option to purchase Class A Stock granted under the Company's 1990 Stock Awards Plan at an exercise price equal to the market price on the date of grant. The option was fully exercisable on the date of grant. The option was granted in exchange for Mr. Gauvreau's surrender of a portion of a SAR previously granted to him under the Plan. See 'Compensation Committee Report on Executive Compensation -- Stock Option and Stock Appreciation Right (SAR) Program.'

(4) The assumed annual rates of appreciation in the price of Class A Stock are in accordance with rules of the Securities and Exchange Commission and are not predictions of future market prices of the Class A Stock nor of the actual values the named executive officers will realize. In order for such annual rates of appreciation to be realized over the 3-year term of the SARs, the market price of Class A Stock would have to increase to $27.47/share (5%) or $31.58/share (10%) at the end of that term. In order for such annual rates of appreciation to be realized over the 7-year term of the options, the market price of Class A Stock would have to increase to $33.40/share (5%) or $46.26/share (10%) during that term. In such events, and assuming corresponding annual rates of increase for the market price of Common Stock, the market value of all currently outstanding shares of Common Stock and Class A Stock would have increased by approximately $160,000,000 (5%) or $335,000,000 (10%) during that 3-year term and by approximately $413,000,000 (5%) or $962,000,000 (10%) during that 7-year term.

OPTION/SAR EXERCISES AND YEAR-END VALUES

     The following table sets forth information with respect to exercises of options and SARs during 1998 by the executive officers named in the Summary Compensation Table and the values of unexercised options and SARs held by them as of December 31, 1998.

     AGGREGATED OPTION/SAR EXERCISES IN 1998 AND YEAR-END OPTION/SAR VALUES

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                       OPTIONS/SARS AT YEAR-          MONEY OPTIONS/SARS AT
                          SHARES                              END(#)                       YEAR-END($)
                        ACQUIRED ON      VALUE      ---------------------------   -----------------------------
NAME                    EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                    -----------   -----------   -----------   -------------   -----------    -------------
King Harris...........    97,716      $2,385,071      278,533        208,024       $7,024,166      $3,665,714
Fred Conforti.........    25,631         622,559      161,335        140,358        3,941,234       1,965,404
Leo A. Guthart........         0               0      156,960        127,673        3,833,467       2,079,802
Paul R. Gauvreau......    16,407         340,885       57,989         39,364        1,132,858         623,592
Edward J. Schwartz....     3,078          73,763       34,975         32,168          854,154         555,144

EMPLOYMENT AGREEMENTS

     An employment agreement between the Company and K. Harris provides for a minimum annual salary of $550,000, supplementary insurance coverage (or its cash equivalent) and participation in the Company's supplemental executive retirement plan. The agreement is for a term expiring December 31, 2001. The agreement renews automatically at the end of each year for an additional year (or until age 65, if earlier) unless either party thereto elects otherwise, but may be terminated by Mr. Harris on specified advance notice (with forfeiture of supplemental retirement benefits). The agreement includes non-competition, non-solicitation and confidentiality obligations on the part of Mr. Harris which survive its termination.

     In 1998, the Company entered into similar agreements with Mr. Gauvreau and Mr. Schwartz. See 'Compensation Committee Report on Executive
Compensation -- Employment Agreement with P. Gauvreau and E. Schwartz' in 'Compensation Committee Report on Executive Compensation' below.

     Subsequent to the Company's 1999 annual meeting of stockholders, the Company, with the approval of the Compensation Committee of the Board (the 'Committee'), amended and restated its employment agreement with L. Guthart. As amended and restated, the agreement provides for a minimum annual salary of $550,000, supplementary insurance coverage (or its cash equivalent) and participation in the Company's supplemental executive retirement plan. The agreement is for a term expiring September 26, 2004 but may be terminated by Mr. Guthart on specified advance notice (with forfeiture of supplemental retirement benefits). The agreement permits Mr. Guthart to elect to reduce to not less than eight hours per week the business time and attention he is required to devote during his employment (with a reduction in annual salary to not less than $350,000, and a reduction in other benefits), and provides generally for a fifteen-year post-employment consulting arrangement for an annual fee of $100,000 (subject to adjustment based on cost of living). The agreement provides that in the event of a 'Change of Control of the Company' (as defined therein) -- which would include the occurrence of the Share Purchase Date -- the Company is obligated to set aside in a grantor trust the amount Mr. Guthart would thereafter be entitled to receive under the agreement. In connection with the Merger Agreement, Mr. Guthart has waived application of this provision to the transactions contemplated by the Merger Agreement, subject to immediate reinstatement in the event the agreement is breached subsequent to the Share Purchase Date.

     Pursuant to the Merger Agreement, the foregoing agreements are to be modified effective the Share Purchase Date. See 'Merger Agreement -- Certain Employee Arrangements' in Item 3(b)(ii) in Schedule 14D-9 and Item 3(b)(i) in
Schedule 14D-9.

PLANS AND ARRANGEMENTS

     In the descriptions of plans and arrangements which follow, and in the descriptions elsewhere in this Proxy Statement of outstanding restricted stock awards, options and SARs, references are made to shares of Class A Stock. If the Change of Control Date (as defined in the Company's Restated Certificate of Incorporation, as amended) should occur, the Class A Stock will change into Common Stock on a share-for-share basis. In the event of any such change, references to Class A Stock in such descriptions should be understood to refer to Common Stock.

SALARY REDUCTION PLAN

     Under the Company's salary reduction plan, eligible covered employees of the Company, its divisions and subsidiaries may elect to have a portion of their 'earnings' (total cash compensation less certain items) contributed to the plan by their employers, and their employers match such contributions with specified percentages thereof. The percentages vary and are determined from time to time by their respective employers. For 1998, such percentages ranged from 1.5% to 3.0% of eligible covered employees' 'earnings.' Contributions and matches are invested in one or more investment funds selected by the employees from among those available under the plan. Such funds include a fund which invests solely in Class A Stock. Salary reduction contributions vest immediately. Subject to acceleration in the event of termination of employment upon retirement after age 65 or on account of death or disability, employer matching contributions vest on a cumulative basis of 20% per year of credited service under the plan. Vested contributions (after any earnings or losses from the investment thereof) are distributed in a lump sum or installments following termination of employment, but account balances may under certain circumstances and subject to certain conditions be withdrawn or borrowed earlier.

RETIREMENT PLANS

     The Company and its subsidiaries have tax-qualified retirement plans covering all domestic salaried employees, and certain domestic hourly employees, after three months of service. The plans are fully paid for by the Company, and employees become fully vested after five years of service. The annual benefit payable to an employee under the plans upon retirement, computed as a straight life annuity amount, equals the sum of the separate amounts the employee accrues for each of his years of service under the plans plus certain increases put into effect prior to 1998. Such separate amounts are determined as follows: for each year through 1988, 1.2% of such year's compensation up to the Social Security wage base for such year and 1.8% (2.0% for years after 1986) of such year's compensation above such wage base; for each year after 1988 through the year in which the employee reaches thirty-five years of service, 1.2% of such year's 'covered compensation' and 1.85% of such year's compensation above such 'covered compensation'; and for each year thereafter, 1.2% of such year's compensation. The employee's compensation under the plans for any year includes all salary (before any election under the Company's salary reduction plan or cafeteria plan), commissions and overtime pay and, beginning in 1989, bonuses (in the case of each executive officer named in the Summary Compensation Table, the equivalent of the sum of the amounts set forth for such executive officer for such year in the Annual Compensation column of such Table and the amount taxable to such executive officer during such year related to options and SARs awarded pursuant to the Company's 1990 Stock Awards Plan); subject to such year's limit applicable to tax-qualified retirement plans ($160,000 for 1999 and, currently, for each year thereafter). The employee's 'covered compensation' under the plans for any year is generally the average, computed such year, of the Social Security wage bases for each of the thirty-five years preceding the employee's Social Security retirement age, assuming that such year's Social Security wage base will not change in the future. Normal retirement age under the plans is age 65, and reduced benefits are available as early as age 55. Benefits are not subject to reduction for Social Security benefits or other offset amounts. Estimated annual benefits payable under the plans upon retirement at normal retirement age for the following persons (assuming 1999 and future compensation at the $160,000 limit currently applicable and that covered compensation remains constant; but without regard to the formula limitation on annual benefits imposed on tax-qualified retirement plans, currently $130,000) are: K. Harris, $119,730; F. Conforti, $109,808; L. Guthart, $130,101; P. Gauvreau, $99,410; and
E. Schwartz, $56,887.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     Four executive officers of the Company and three other employees of the Company or a subsidiary participate in the Company's supplemental executive retirement plan, which is not tax-qualified. The annual benefit payable to a participant under the plan at age 65, computed as a straight life annuity amount, equals the sum of the separate amounts the participant accrues for each of his years of service after January 1, 1995 plus, in one case, an increase based on a pro forma adjustment to tax-qualified retirement benefits. The separate amount for each such year is 1.85% of that portion of the participant's salary and annual discretionary cash bonus, if any, for such year (before any election under the Company's salary reduction plan, and including any portion of such bonus taken in the form of Performance Shares Awards and/or Bonus Shares Awards) in excess of $150,000 (or any higher limit applicable that year to tax-qualified retirement plans) but less than $300,000. Benefits are not subject to reduction for Social Security benefits or other offset amounts. Accrued benefits are subject to forfeiture in certain events. Estimated annual benefits payable under the plan upon retirement at age 65 for the following persons (assuming 1999 and future annual salary and discretionary cash bonus of not less than $300,000 for each of them and that the $160,000 limit applicable in 1999 remains constant) are: K. Harris, $34,902; L. Guthart, $20,442; P. Gauvreau, $28,644; and E. Schwartz, $48,353.

CHANGE OF CONTROL PLAN

     Subsequent to the Company's 1999 annual meeting of stockholders, the Company, with the approval of the Committee, adopted a Change of Control Plan and designated four employees to participate in such Plan, including K. Harris,
P. Gauvreau and E. Schwartz. Under the Plan, in the event of a 'Change of Control of the Company' (as defined therein) -- which would include the occurrence of the Share Purchase Date -- if the employment of a participant is terminated during the two subsequent years by his employer without 'Cause' or by him for 'Good Reason' (each as defined in his employment agreement with the Company), he is entitled to continue to receive salary over the three years subsequent to termination, to be paid an immediate bonus equal to at least his target bonus for the year of termination, and to continue to participate in substantially all of the benefits provided for in his employment agreement for at least one year, subject to certain limitations related to the 'excess parachute payment' provisions of the Internal Revenue Code. The Plan further provides that upon a Change of Control of the Company, the Company is obligated to set aside in a grantor trust the amount each participant would thereafter be entitled to receive if his employment were so terminated. In connection with the Merger Agreement, each participant has waived application of this provision to the transactions contemplated by the Merger Agreement, subject to immediate reinstatement in the event his employment agreement is breached subsequent to the Share Purchase Date.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the 'Exchange Act')) as of December 20, 1999 of Common Stock and
Class A Stock by (a) the persons known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock or Class A Stock, (b) each director of the Company, (c) each of the executive officers of the Company listed in the Summary Compensation Table, (d) all directors, and executive officers of the Company as a group, and (e) the current members of the Harris Group. The information set forth in the table as to directors and executive officers is based upon information furnished to the Company by them in connection with the preparation of this Information Statement. Except where otherwise indicated, the mailing address of each of the stockholders named in the table is: c/o Pittway Corporation, 200 South Wacker Drive, Suite 700, Chicago, Illinois 60606-5802.

                                                                                           PERCENT OF
                                                                                           OUTSTANDING
                                  NUMBER OF    PERCENT OF    NUMBER OF     PERCENT OF       VOTES ON
                                  SHARES OF   OUTSTANDING    SHARES OF    OUTSTANDING     MATTERS OTHER
                                   COMMON      SHARES OF      CLASS A      SHARES OF      THAN ELECTION
              NAME                STOCK(1)    COMMON STOCK   STOCK(1)    CLASS A STOCK    OF DIRECTORS
              ----                --------    ------------   --------    -------------    ------------
William Harris Investors,         2,543,260       32.3%      3,614,870        10.4%           25.6%
  Inc(2)(3)
  2 North LaSalle Street
  Suite 400
  Chicago, Illinois 60602
Mario J. Gabelli et al.(4) .....  1,553,414       19.7       3,347,262         9.6            16.6
  One Corporate Center
  Rye, New York 10580
Janus Capital Corporation(5) ...       None         --       3,638,057        10.4             3.2
  100 Fillmore Street, Suite 300
  Denver, Colorado 80206
Katherine Harris(3)(6)..........    632,786        8.0       1,066,606         3.1             6.5
Irving B. Harris(3)(7)..........  2,543,260       32.3       3,614,870        10.4            25.6
King Harris(3)(8)...............    919,512       11.7       2,025,826         5.8             9.9
Neison Harris(3)(9).............    751,898        9.5       1,083,394         3.1             7.6
William W. Harris(3)(10)(12)....  2,543,260       32.3       3,625,540        10.4            25.6
Eugene L. Barnett(11)(12).......      1,200          *          12,626           *               *
Robert L. Barrows(3)(13)........     80,528        1.0         133,958          .4              .8
Fred Conforti(13)...............      7,800         .1         364,580         1.0              .4
E. David Coolidge III(12).......     10,000         .1          25,670          .1              .1
Anthony Downs(15)...............      3,300          *          19,713          .1               *
Leo A. Guthart(16)..............       None         --         372,345         1.1              .3
Jerome Kahn, Jr.(3)(17).........  2,543,800       32.3       3,626,418        10.4            25.6
John W. McCarter, Jr.(18).......      1,000          *           8,400           *               *
Paul R. Gauvreau(19)............       None         --         188,768          .5              .2
Edward J. Schwartz(20)..........       None         --          55,955          .2               *
All Directors, Nominees and       4,179,817       53.1       7,900,950        22.6            43.7
  Executive Officers of the
  Company as a group
  (16 persons)(21)..............
The Current Harris Group(3).....  4,155,977       52.8       6,765,048        19.4            42.5

* Less than one-tenth of one percent

 (1) Except as otherwise indicated below, beneficial ownership means the sole power to vote and dispose of shares.

 (2) The information as to William Harris Investors, Inc. ('WHI') is derived in part from statements, as amended February 16, 1999, filed with the Securities and Exchange Commission (the 'Commission') pursuant to
     Section 13(g) of the Exchange Act. Such statements, together with advice furnished to the Company separately by WHI, disclose that (i) WHI, an investment adviser registered under the Investment Advisers Act of 1940, holds all such shares on behalf, and in terminable discretionary accounts, of Irving B. Harris, William W. Harris, Robert Barrows and certain other members of the Harris Group and Jerome Kahn, Jr., (ii) WHI shares voting power with such persons, and has sole dispositive power, with respect to all such shares, (iii) Irving B. Harris and his children (including William
     W. Harris) are the sole voting stockholders of WHI and (iv) Irving B. Harris and Jerome Kahn, Jr. are, respectively, the Chairman and the President of WHI.

 (3) The information as to the Current Harris Group (as defined below), Katherine Harris, Irving B. Harris, King Harris, Neison Harris, Robert Barrows and William W. Harris is derived in part from statements, as amended January 15, 1990, filed with the Commission pursuant to Section 13(d) of the Exchange Act and statements, as amended March 16, 1999, filed with the Commission pursuant to such Section. Such statements, as amended, were filed on behalf of such persons as well as those other persons and entities who are currently members of the Harris Group beneficially owning,
                                                        (footnotes on next page)

(footnotes from previous page)
     directly or indirectly, shares of Common Stock or Class A Stock (collectively referred to as the 'Current Harris Group'). Such statements disclose that, because of the relationships among members of the Current Harris Group, such persons may be deemed to be a group within the meaning of Section 13(d) of the Exchange Act and the rules and regulations thereunder. Jerome Kahn, Jr. may also be deemed to be a member of any such group. Irving B. Harris, King Harris, Neison Harris, William W. Harris and Jerome Kahn, Jr. and Robert Barrows) may be deemed in control of the Company by reason of beneficial ownership of stock of the Company by themselves and other members of the Current Harris Group and by reason of their positions with the Company and its subsidiaries. The aggregate number of outstanding shares which may be deemed to be beneficially owned by the Current Harris Group includes all the shares shown in this table for WHI, Katherine Harris, Irving B. Harris, King Harris, Neison Harris, Robert Barrows and William W. Harris. Total excludes duplication of shares within the Current Harris Group. Addition of the shares owned directly by Jerome Kahn, Jr. would not affect the percentages of outstanding shares or outstanding votes shown for the Current Harris Group.

 (4) The information as to Mario J. Gabelli and entities controlled directly or indirectly by Mr. Gabelli is derived from statements, as amended
     November 3, 1997 and December 9, 1999, filed with the Commission pursuant to Section 13(d) of the Exchange Act. Such statements disclose that
     (i) Mr. Gabelli is the chief investment officer for most of the entities signing such statements and is deemed to have beneficial ownership of the shares beneficially owned by all such entities, (ii) Mr. Gabelli and such entities do not admit that they constitute a group within the meaning of
     Section 13(d) of the Exchange Act and the rules and regulations thereunder and (iii) Mr. Gabelli and such entities have the sole power to vote and dispose of all the shares of which they are beneficial owners (unless the aggregate voting interest of all such entities exceeds 25% of the Company's total voting interest or other special circumstances exist, in which case the proxy voting committees of certain of such entities would have the sole power to vote certain of 426,700 shares of Common Stock and 602,500 shares of Class A Stock) except 6,450 shares of Common Stock and 55,466 shares of Class A Stock as to which they have no voting power.

 (5) The information as to Janus Capital Corporation ('Janus') is derived from a statement, as amended February 5, 1999, filed with the Commission pursuant to Section 13(g) of the Exchange Act. Such statement discloses that
     (i) Thomas H. Bailey is President and Chairman of the Board of Janus, owns approximately 12.2% of Janus and may be deemed to exercise control over Janus, (ii) Janus is deemed to have beneficial ownership of all 3,638,057 shares, (iii) Janus and Mr. Bailey share voting and dispositive power with respect to such shares, (iv) all such shares are held by managed portfolios to which Janus is an investment advisor or sub-advisor and (v) Mr. Bailey disclaims beneficial ownership of such shares.

 (6) Consists of shares held as co-trustee of trusts created by members of the Current Harris Group. Ms. Harris shares with other members of the Current Harris Group the power to vote and dispose of such shares.

 (7) Consists of the shares held by WHI (of which Irving B. Harris may be deemed to share control), certain of which are held by WHI for the account of Mr. Harris or would otherwise be deemed beneficially owned by him without regard to WHI. As set forth in note (2), the voting power of the shares held by WHI is shared by WHI with the respective persons for whose account they are held and WHI has sole dispositive power with respect to such shares.

 (8) King Harris shares the power to vote and dispose of 694,622 of such shares of Common Stock and 1,213,904 of such shares of Class A Stock. Includes 331,183 shares of Class A Stock which Mr. Harris has the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan.

 (9) Neison Harris shares the power to vote and dispose of 335,918 of such shares of Common Stock and 631,364 of such shares of Class A Stock.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(10) Consists of the shares held by WHI (of which William W. Harris may be deemed to share control), certain of which are held by WHI for the account of Mr. Harris or would otherwise be deemed beneficially owned by him without regard to WHI. As set forth in note (2), the voting power of the shares held by WHI is shared by WHI with the respective persons for whose account they are held and WHI has sole dispositive power with respect to such shares.

(11) Mr. Barnett shares power to vote and dispose of all such shares.

(12) Includes 10,400 shares and 270 shares of Class A Stock which he has the right to acquire within 60 days through the exercise of options awarded under the Company's 1996 Director Stock Option Plan and 1998 Director Stock Option Plan, respectively.

(13) Includes 2,700 shares of Class A Stock which he has the right to acquire within 60 days through the exercise of options awarded under the Company's 1998 Director Stock Option Plan.

(14) Does not include 18,000 shares of Class A Stock owned by Mr. Conforti's wife, as to which shares he disclaims beneficial ownership. Includes 158,590 shares of Class A Stock as to which Mr. Conforti shares voting and dispositive power. Includes 197,245 shares of Class A Stock which he has the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan.

(15) Includes 5,200 shares and 135 shares of Class A Stock which he has the right to acquire within 60 days through the exercise of options awarded under the Company's 1996 Director Stock Option Plan and 1998 Director Stock Option Plan, respectively.

(16) Mr. Guthart shares power to vote and dispose of 56,816 of such shares. Includes 192,060 shares of Class A Stock which Mr. Guthart has the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan.

(17) Consists of the shares held by WHI, with respect to which Mr. Kahn acts as portfolio manager, including 540 shares of Common Stock, 8,880 shares of Class A Stock owned by Mr. Kahn and 2,600 shares and 68 shares of Class A Stock which he has the right to acquire within 60 days through the exercise of options awarded under the Company's 1996 Director Stock Option Plan and 1998 Director Stock Option Plan. As set forth in note (2), the voting power of the shares held by WHI is shared by WHI with the respective persons for whose account they are held and WHI has sole dispositive power with respect to such shares.

(18) Mr. McCarter shares power to vote and dispose of such shares of Common Stock. Includes 5,400 shares of Class A Stock consist of shares which he has the right to acquire within 60 days through the exercise of an option awarded under the Company's 1998 Director Stock Option Plan.

(19) Includes 62,029 shares of Class A Stock which Mr. Gauvreau has the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan.

(20) Does not include 4,672 shares of Class A Stock owned by Mr. Schwartz's wife, as to which shares he disclaims beneficial ownership. Includes 43,075 shares of Class A Stock which Mr. Schwartz has the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan.

(21) Includes 2,987,733 shares of Common Stock and 4,463,100 shares of Class A Stock as to which voting power is shared other than with directors and executive officers of the Company and 931,748 shares of Common Stock and 1,781,482 shares of Class A Stock as to which dispositive power is so shared. Includes 890,562 shares of Class A Stock which executive officers of the Company have the right to acquire within 60 days through the exercise of options awarded under the Company's 1990 Stock Awards Plan and 48,113 shares of Class A Stock which non-employee directors of the Company have the right to acquire within 60 days through the exercise of options awarded under the Company's 1996 and 1998 Director Stock Option Plans. Total excludes duplication of shares within such group.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the 'Committee') makes salary, bonus and longterm incentive plan decisions with respect to the Company's senior executive officers, in the case of senior executive officers who have employment agreements subject to provisions regarding base salary which appear in those agreements. The Company delegates compensation decisions relating to other executive officers to the Chief Executive Officer and senior executive officers who report directly to him. In making its compensation decisions, the Committee's primary goal is to make such compensation competitive with compensation offered by other firms in similar industries with similar levels of size and performance. While the Committee is mindful of
Section 162(m) of the Internal Revenue Code of 1986, as amended, and the loss of deductibility for federal income tax purposes of certain remuneration of a covered executive officer in excess of $1,000,000 during any year, the Committee does not base decisions primarily on preserving such deductibility. The Committee set the salaries of the Company's Chairman of the Board and Chairman of the Executive Committee (neither of whom receives any other compensation from the Company) for 1998 based on the Committee's perception of the value of their services to the Company. The Committee's policies applicable to compensation of the Company's other senior executive officers, other than its chief executive officer, for 1998 were as follows:

SALARY

     The Committee obtained from an outside compensation specialist a detailed report regarding salaries being paid to top-level executives in a wide variety of companies roughly the same size as the Company. The outside specialist also compiled data from certain similar-sized companies in the electronic and electrical equipment field. 1,947 companies were analyzed via statistical regression to prepare the general industry data. 55 companies were included in the data for the electronic and electrical equipment field. Only six of the companies included in the report had their performance reflected in the Value Line Electronics Industry Index used in the Performance Graph which follows this Report. The Committee does not know whether any of the companies included in the report had its performance reflected in the Wilshire 5000 Index used in such Performance Graph. Because nearly all of the Company's major direct competitors are either divisions of larger diversified companies or privately held, those competitors generally are not included in either the outside compensation specialist's report or such indices. The Committee believes that the electronic/communications equipment companies included in the outside compensation specialist's report are, as a group, as comparable to the companies included in the Value Line Electronics Industry Index as any other group of companies for which compensation information was available to the Committee. The report specifically identified salaries at the 50th, 75th and 90th percentiles of the ranges of salaries surveyed. It also showed pay differentials between presidents and chief executive officers (CEOs) of free-standing companies and presidents and CEOs of division-based companies. The Committee tended to focus on salaries paid in free-standing companies for two reasons. First, Company businesses are given a high degree of autonomy and effectively run as free-standing companies. Second, Company executives are likely targets of management recruiters from free-standing competitors of the Company. The Committee also reviewed published compensation information from five publicly-held companies in the alarm equipment business. While three of these companies are smaller than the Company's Groups, they still are indicative of what competitive firms are paying in the alarm industry. As for salary policy in general, the Committee aimed at setting salaries somewhere between the 50th and 75th percentile of the salary ranges reported by the outside compensation specialist.

BONUS

     The cash bonuses of Mr. Conforti and Mr. Guthart were determined by formulas set by the Compensation Committee during the first 90 days of 1998. The cash bonuses of Mr. Gauvreau and Mr. Schwartz were set by the Committee on a discretionary basis after an evaluation of their individual performances, their accomplishment of pre-established goals and objectives, and the relative financial performance of the Company. In the process of determining these discretionary bonuses, the Committee also reviewed the general industry information relating to total cash compensation (base salary plus cash bonus) in comparably-sized companies supplied by the outside compensation specialist.

     For 1998, bonuses for these executive officers ranged from 66% to 118% of their base salaries and total cash compensation ranged between the 74th and 90th percentile of the ranges for free-standing companies reported by the outside compensation specialist. On a discretionary basis, a Performance Shares Award was awarded to Mr. Guthart in addition to the cash bonus earned by him during the year. A Bonus Shares Award was awarded to Mr. Schwartz in lieu of a portion of his bonus which would otherwise have been paid in cash.

STOCK OPTION AND STOCK APPRECIATION RIGHT (SAR) PROGRAM

     In 1993, the Committee established a Stock Option and Stock Appreciation Right (SAR) Program to more closely tie the financial interests of managers with those of stockholders. In 1998, 579,900 stock options were granted to 139 top and middle managers, including all five executive officers named in the Summary Compensation Table. The exercise price of the options was the market price of the Company's Class A Stock on the date of the grant.

     The Program was designed by the Company's outside compensation specialist, who patterned it after programs used by many other companies of the Company's size. In 1998, the Committee, after consultation with its outside compensation specialist, determined that, subject to continuing improvement in the Company's profits, over the seven-year period beginning with 1998 the annual target for awards of stock options and SARs under the Program should be between 1.5% and 1.75% of the Company's outstanding shares.

     The specific stock option grants given in 1998 were allocated among executives on the basis of their positions and levels of responsibility. The numbers and values of options and SARs already held by the executives were not a factor in the allocation.

     The Bonus Shares and Performance Shares Awards which were awarded in 1998 as part of the Company's bonus program were not part of the Stock Option and SAR Program.

     During 1998, the Company offered each holder of a then outstanding SAR (other than a Bonus Shares Award) the opportunity to surrender some or all of such SAR and receive in exchange a fully-exercisable, seven-year non-qualified option to purchase a formula number of shares of Class A Stock at an exercise price equal to the market price on the date of the new grant. The options granted as a result of acceptances were also not part of the Program.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The Committee reviewed the same information and analysis described above insofar as it related to compensation being paid to Presidents and CEOs of similar-sized companies. The compensation specialist's report specifically identified in dollar terms the 50th, 75th and 90th percentile of base salary, total cash compensation (base salary plus cash bonus) and total compensation (including stock options and other consideration) being paid to comparable Presidents and CEOs. Mr. Harris's base salary was at the 61st percentile of compensation reported for similar-sized companies in general industry. His cash bonus was derived from a formula set by the Compensation Committee during the first 90 days of 1998. His total cash compensation was at the 78th percentile of compensation reported for general industry companies.

EMPLOYMENT AGREEMENTS WITH P. GAUVREAU AND E. SCHWARTZ

     In 1998, the Committee approved employment agreements with P. Gauvreau and
E. Schwartz, and in 1999 the Committee approved revisions to those agreements. The agreements provide for minimum annual salaries of $290,000 and $195,000, respectively, supplementary insurance coverage and participation in the Company's supplemental executive retirement plan retroactive to January 1, 1995 (in the case of Mr. Schwartz, with a benefit increase based on a pro forma adjustment to his tax-qualified retirement benefits). Each agreement is for a term currently expiring December 31, 2001, and renews automatically at the end of each year for an additional year (or until age 65, if earlier) unless either party thereto elects otherwise, but may be terminated by the employee on 180 days' notice (with forfeiture of supplemental retirement benefits). Each agreement includes non-competition, non-solicitation and confidentiality obligations on the part of the employee which survive its termination.

     The Committee felt it appropriate to enter into formal contracts for employment with Mr. Gauvreau and Mr. Schwartz and to offer them participation in a supplemental retirement plan in order to encourage them to continue their valuable services to the Company.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of initial ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms the file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during fiscal 1998 all executive officers and directors of the Company compiled with all applicable filing requirements.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DESCRIPTION
 ------                           -----------
99.1(2)   -- Agreement and Plan of Merger, dated as of December 20,
             1999, by and among Pittway Corporation, Honeywell
             International Inc. and HII-2 Acquisition Corp.
99.2(2)   -- Stockholders Agreement, dated as of December 20, 1999, by and among Honeywell International Inc., HII-2 Acquisition
             Corp. and certain Stockholders parties thereto.
99.3      -- Letter Agreement, dated December 20, 1999, between
             Honeywell International Inc. and King Harris,
             individually, for Pittway Corporation, and on behalf of
             the Harris Family.
99.4      -- Engagement Letter, dated November 18, 1999, between
             Pittway Corporation and William Blair & Company, L.L.C.
             and the related Indemnification Letter of same date.
99.5(2)   -- Press Release dated December 20, 1999.
99.6      -- Letter to Stockholders of Pittway Corporation, dated
             December 23, 1999.*
99.7(1)   -- Fairness Opinion of William Blair and Company, dated
             December 18, 1999.*
99.8(3)   -- Restated Certificate of Incorporation of the Company.
99.9(3)   -- Certificate of Amendment of Restated Certificate of
             Incorporation of the Company dated June 23, 1987.
99.10(3)  -- Certificate of Amendment of Restated Certificate of
             Incorporation of the Company dated December 28, 1989.
99.11(3)  -- Certificate of Amendment to Restated Certificate of
             Incorporation of the Company dated May 9, 1996.
99.12(3)  -- Certificate of Amendment to Restated Certificate of
             Incorporation of the Company dated May 7, 1998.
99.13(4)  -- Bylaws of the Company, as amended to date.
99.14(5)  -- Pittway Corporation 1990 Stock Awards Plan, as amended.
99.15(6)  -- Pittway Corporation 1998 Director Stock Option Plan.
99.16(7)  -- Pittway Corporation 1996 Director Stock Option Plan.
99.17(8)  -- Employment Agreement with King Harris dated as of
             January 1, 1996.
99.18(9)  -- Amended and Restated Employment Agreement with Leo A.
             Guthart dated as of January 1, 1999.
99.19     -- Amendment to the Amended and Restated Employment
             Agreement with Leo A. Guthart, dated December 20, 1999.
99.20(4)  -- Employment Agreement with Paul R. Gauvreau dated as of
             January 1, 1998.
99.21(10) -- Amendment to Employment Agreement between Pittway
             Corporation and Paul R. Gauvreau dated as of
             March 18, 1999.
99.22(4)  -- Employment Agreement with Edward J. Schwartz dated as of
             January 1, 1998.
99.23(10) -- Amendment to Employment Agreement between Pittway
             Corporation and Edward J. Schwartz dated as of
             March 18, 1999.
99.24(9)  -- Pittway Corporation Change of Control Plan dated as of
             September 15, 1999.
99.25     -- Amendment to Pittway Corporation Change of Control Plan
             executed by the Company and King Harris on December 20, 1999.
99.26     -- Amendment to Pittway Corporation Change of Control Plan
             executed by the Company and Paul R. Gauvreau on
             December 20, 1999.
99.27     -- Amendment to Pittway Corporation Change of Control Plan
             executed by the Company and Edward J. Schwartz on
             December 20, 1999.
99.28(11) -- Company's Information Statement pursuant to Section 14(f)
             of the Exchange Act and Rule 14f-1 thereunder.*
99.29     -- Certain portions of pages 3-5 and 9-16 of the Company's
             Proxy Statement, dated April 5, 1999, relating to the
             Company's Annual Meeting of Shareholders held on
             May 6, 1999.

------------

* Included in the materials mailed to the Company's stockholders.

 (1) Attached hereto as Annex A.

 (2) Incorporated by reference to the Company's current report on Form 8-K filed with the SEC on December 20, 1999.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (3) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1998 and filed with the SEC on August 4, 1998.

 (4) Incorporated by reference from the Company's annual report on Form 10-K for the year ended December 31, 1998 and filed with the SEC on March 19, 1999.

 (5) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-71613) filed with the SEC on February 1, 1999.

 (6) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-71617) filed with the SEC on February 1, 1999.

 (7) Incorporated by reference from the Company's registration statement of Form S-8 (No. 333-12615) filed with the SEC on September 25, 1996.

 (8) Incorporated by reference from the Company's annual report on Form 10-K for the year ended December 31, 1995 filed with the SEC on March 27, 1996.

 (9) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1999 and filed with the SEC on November 2, 1999.

(10) Incorporated by reference to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1999 and filed with the SEC on May 5, 1999.

(11) Attached hereto as Schedule I.

                            STATEMENT OF DIFFERENCES
                            ------------------------

The dagger symbol shall be expressed as.................................... 'D'